PENCILISH ANIMATION STUDIOS

2021 Report

Dear investors,

WOW! Year one has been amazing! We could ONLY do this with the help of our investors and we are doing everything we can to make sure they feel they made the right decision investing in/ supporting/ and trusting Pencilish with their investment! I'm super proud of what Team Pencilish has accomplished this year- it's nothing short of amazing. And the finished results (fully animated shows) are JUST NOW dropping. We spent a good amount this year, I won't lie, but we did so much with that money- about the amount Hollywood studios would spend to just set up their office! We have been good stewards of what you have given us and we are excited about this coming year- releasing the work we've been doing, getting people to see it and love it, and then starting to go out into the world with it to make deals. Year one was the hard one, but we are now "on the map", established, starting to release our babies, and growing the Pencilish brand for a very strong second year! We have so much more in the works too. Thank you for joining us in our Animation Revolution!

We need your help!

We discovered, after assessing how our first show (Bjorn, Episode 1) went, that we need to hire some additional staff to meet our release goals and not over exhaust our team. We are doing that now, hiring about 6 or our Fall interns- doubling our size! They are a great group, and we need them very much! BUT- we REALLY need our investors to help us get the word out whenever they can. Upcoming releases, fun behind the scenes videos, and just speaking about their love for Pencilish are all HUGE ways to help that gets more people to know about us and our projects/characters!

Sincerely,

Tom Bancroft

CEO

Our Mission

With the team that we have assembled, in 5 years we hope to be the number 1 boutique animation studio in the world. These projections are not guaranteed.

See our full profile

How did we do this year?

Report Card

B+

The Good | **The Bad**

The Products- We developed our first three animated series as we said we would– "Bjorn the Last Unicorn", "Mind Over Murphy" and "JuJu Brain" , in a very short time! We are now officially in the production phase at three different studios, our internal Nashville, TN studio, one in Spain, and one in New Zealand! We are a virtual entertainment company working with people/studios all around the world.

Setting up the company- our first 6 employees (a producer, production manager, communications director, a graphic designer/editor, and two animators), setting up the pipeline of how we would accomplish creating Bjorn and the other two series (in conjunction with those production partners), developed a release schedule (one new show a month), hired many interns for two different intervals, worked with our lawyers and accountants on employee payments, legal contracts, and trademarking all of our assets. We established the Facebook page, our new website, and many social media accounts to aid in our marketing plans. Additionally, we had a goal to reach "monetization" within the first 6 months of launching our channel and we accomplished that goal! We can now make money using Youtube Ads sense.

Story, Voice and music recording- We found amazing voice actors (many with large TikTok or Instagram/ Youtube followings), wrote 15 scripts (5 episodes per series), storyboarded the about 8 episodes, recorded all the voices for all three series (that's 15 episodes of voice recording!), and developed the first 4 animatics so we could go into production on those episodes.

Developed Phase 2- Additionally, we hired development interns that Tom Bancroft supervised and developed 5 more animated series concepts! Complete with character designs, concept artwork, outlines, and some scripts. We will start rolling out the first couple of these as soon as this summer!

We discovered very early on (fortunately) that we were not just using Youtube as our way to deliver our series to the world, but that we need to act and think like YOUTUBERS. That meant making content (like our Behind the Pencil series) that we could deliver regularly to our channel and making sure we tell the world about it. It's been an added stress/workload for our employees, but we've adapted and made it part of how we create our shows.

CEO Tom Bancroft (me) is directing and art directing three animated series at once. It's a large load to handle and I've discovered that I can't do it all. Reviewing animation, character designs, background art, animatic edits, sound recording, and much more simultaneously for three very different series has, at times, slowed some of the artists because they need my response ASAP. I originally thought we would/could release all three series simultaneously (a pipedream, I admit), but we are just too small a company to pull that off and still maintain control of the creative side. This has shifted our productions so we now have them in an order of Bjorn dropping first, Mind Over Murphy dropping second, and JuJu Brain in third position. It's working much better now and has taken some stress off so many of us, and we now have a overlapping release schedule between the three shows, which still works while also giving us the highest quality we can achieve.

We have had a harder time finding strong, small animation studios around the world to work with us on animation production. Not because of interest, and not even really because of our lean budget, but more because of the worldwide 2D animation boom that is going on right now. Many of the studios we want to partner with are just so busy they can't meet our needs right now. It took us at least 4 months longer than we thought it would take to find the animation studio to work with us on JuJu Brain. We have a great partner now- so it worked out- but its making for a more crunched schedule, unfortunately.

2021 At a Glance

January 1 to December 31



$6,010
Revenue



-$721,094
Net Loss


IOU!

$46,360 +25%
Short Term Debt



$2,192,962
Raised in 2021



$1,051,535
Cash on Hand
As of 05/ 2/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Pencilish Animation Studios intends to create high quality animation, intellectual property, films and television that can be distributed and monetized through licensing, merchandise, and other revenue streams.

With the team that we have assembled, in 5 years we hope to be the number 1 boutique animation studio in the world. These projections are not guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Pencilish Animation Studios Inc. was incorporated in the State of Delaware in October 2020.

Since then, we have:

- Tom and his team have worked on films that have grossed over $3B total worldwide.

- Global animation is a $259B+ market opportunity.

- Advisor Steve McBeth, a Fortune 100 Executive & Founding President at Disney Interactive Worldwide.
- CEO, a Disney Alumni, has 225K+ Instagram followers.

Historical Results of Operations

Our company was organized in October 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $6,010 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was 18% in fiscal year 2021, compared to % in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $1,420,711, including $1,348,456 in cash. As of December 31, 2020, the Company had $22,342 in total assets, including $6,797 in cash.
- *Net Loss.* The Company has had net losses of $721,093 and net income of $17,419 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $46,359 for the fiscal year ended December 31, 2021 and $37,025 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $30,000 in debt. As of December 31, 2021 this debt has been paid off.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Pencilish Animation Studios Inc. cash in hand is $1,348,456 as of December 2021. Over the last three months, revenues have averaged $194/month, cost of goods sold has averaged $100/month, and operational expenses have averaged $63,639/month, for an average burn rate of $98,388 per month. Our intent is to be profitable in 36 months.

Since Oct. 8, 2020, we incurred some offering-related costs to set up and open our Regulation CF raise. We secured $30K in debt financing to seed and start the company.

In 3 to 6 months, we do not anticipate generating any meaningful revenue. There is a possibility that we could generate small amounts of revenue from ancillary revenue streams such as company merchandise. We hope to be generating significant revenues in 18 to 24 months, at which point we hope to be generating approximately $1M in annual revenue with annual expenses of around $500K to $750K. This largely depends on the deal structure and amount of animation required.

In addition to the Wefunder raise, one of our stake holders and current creditor has indicated that they are willing to inject additional capital. Terms are to be determined.

Net Margin: -11,998% **Gross Margin: 19%** **Return on Assets: -51%** **Earnings per Share: -$240,364.67**

Revenue per Employee: $1,002 **Cash to Assets: 95%** **Revenue to Receivables: 751%** **Debt Ratio: 3%**

Pencilish_Inc._Financials_and_Independent_Auditor_s_Report_12.31.20_-_FINAL.pdf

Pencilish_Inc._Financials_and_Independent_Auditor_s_Report_12.31.21.pdf

We ❤ Our
4288 Investors

Thank You For Believing In Us

Michael Markland Adam Parish Anthony A Cook Gary Francis Alexander Clarence McInt... Kevin Rivera Bertram Paul Husband

Gregory Coleman	Timothy P Kysela	Christopher Sernel	Harold Schenker	Michael Moore	Alan Larson	Florin Bautu
Flax Glor	Tina Mancino Evans	Daniel A Ponce	Brenna McKee	Manuel Lopez	Julie Gauze	Jake Rieman
Omar Rene Gonzalez	Titus Oparaocha	Victor Himbaugh	Lawrence Eugene Samson	Douglas Aldrich	Joshua Jones	Joshua Stout
Jarret L Chaney	Mk Anderson	Vernon Wallace	Allen Stevens	Andre Harrell	Jesse Rademacher	Richard Deaver
Brian Roanhorse	Nathaniel Adams Jr	Jean Bustamante	Jose Ortiz	Nicholas O'Dosey	May Atkinson	Paul Rashid
David Rische	Laurel Perkins	Margaret M O'Brien-Baker	Elois FULLER	Joseph Devens	Scott Underwood	Brandon Caldwell
Steve Manzo	Patrick Kitson Robinson	Paul O'Connor	Kenneth Drylie Sr.	Walter Fyler	Catherine L Buchanan	Sandra Arkanoff
Jacob Amanquah	Linda Richichi	Jim Bertram	Chris Campbell	Grant Swertfeger	Kim Leftwich	Jean Aristide
Tracy Propst	Elizabeth Annette Cambri...	William Reed	Syrena Seale	Ana Reynoso	Helene Pierre	Joseph Leonetti
Brian Herbert	Michael Barnathan	Jeff Bonano	April Symoens	Cassandra Gendron	Julio Diaz	Stanley Saintelus
Paulette Payne	Deborah S Culver	Tony White	Aaron D'Errico	Johnson Hor	Jeanne Clougher	Arie Milner
Monalisa Hess	Bobby Cole	Jessica Hutson	Darryl Hughes	Marylin Hebert	Pablo Ruben Zorzoli	Derek Johnson
Paul Sheppard	Jonathan David Lareva	Mary Beth Benton	Amber Lea Bowman	Maurice Mauser	Troy Troyal Winfield	Antonio Meza
Mathieu VINCIGUERRA	Egon Daniel Engelhardt	Brina Mata	Kristina Booth	Dimitri Versteegen	Clinton Noel Foster, SR	Alfredo Noble
Jacob Moles	Tracy Ryan	David Rogers	Ron Sanders	Tiffany Y Brown	John Taiwo Ojoko	Ambra Jensen
Angelo Logahd	Dino Mercader	Jeremy Strength	Marcia Bustos	Jerry Kelley	Zigfred Maceren Diaz	Alphonso Gank Tank Corn...
Harold Jimenez Canizales	Balazs Szonyi	Michael Puskar	Shaunya Boddie	Aivar Margus	Nguyen Minh QUAN	Dusten Nance
Kari Nykorchuk	Collette Lorentzen	Gerald Waxman	Ramez Mahdi	David Abrevaya	Michael Chang	Laurie Nickerson
Kevin Hanrahan	Austin Hartman	Robert Holder	Brianna Valenzuela	Biren Gandhi	Patrick Spaulding Ryan, P...	Craig J. Vom Lehn
Dave Dever	Nate Nelson	Adrian Ong	Nor Sanavongsay	Frank Kotlarsic	Bridget Young	Jessica Ranae
Davide Ivaldi	Yvette Johnson	Faraz Mazhar	Kenneth Stewart, D.O.	Jason Walker	Pascal Simmons	Elsy G Ramirez Gill
Rafael Pena-Martinez	David Burt	Rodolfo Arrieta Lovera	Bruce Collins	Daniel A Ponce	Kenny Sammut	Yaseen Buholaigah
Amarkanth Ranganamayna	Anthony A Cook	Toni Farley	Lawrence McPhail	Russell Xavier	Enoch Teddy Sabutey	Laura Bullock
Antonio Meza	Leia Barrett	Brad Warren	Adam McCurdy	Anthony Dubose	Sanjeet Singh Basra	Jeff Lazcano
Robert Andrew	Darrin Forderer	Laurel Perkins	Ibrahim KEBE	Scott Sorgent	Tre Baker	Diego Espinas
Deborah S Culver	Yolanda Jackson	Tan Ing Siang	Roy G Compton	Joshua Stout	Peter Appleton	G Lee McKay
Kirsten Nobel	Mustafa Gamal	James Sismanes	Jarret L Chaney	David Harper	Jeri Cooper	Rachael Warren-Allen
Debbie Starr Jackson	Jake Palermo	Alyssa Acket	James Cowan	Mohamed Mansour	Michael McClain	George Simons
Oromidayo Healson Farore	Jacob Amanquah	David Noble	Bolaji Oshaju	Mohamad Burjak	Valerie Griswold	Arnaldo Jan Ubas
Andrew Elsworth	Susan Zapater	Rahul Patel	Jonathan Kleinfelt	Douglas Raymond	Joshua O. San Antonio	Ukawuba Chinedu TOCH...
Abraham Mencos	Karen K Sikes	Andrew Krueger	Prayush Poddar	Max Joseph Abramson	Jorge A Mendoza Barajas	Maria Nenita Gaite
Leandro Sorice	Jonathan Tanner	Lance Bradley	Ghitulica Liviu Paul	Ron Russell	Amit Banda	Jorge Mercado Martinez
Paul Sheppard	Andre Harrell	Serafin Ziquer Xavier	Joe Agster	Hatem Rowaihy	Forrest Rawls	Helen Wiles
Dana Nicole Gibson	Collette Lorentzen	Osman Carrillo Soto	Mike Molloy	Artem Rozhkov	John Matthews	Liam Humphreys
Ulises Perez-Sanchez	Jerome Howard	Crystal Hill	Valerie Strawmier	Parag Bose	Mike Maihack	Richard Ditter
Jeff Garris	Charlene Modeste	Damien O'Shea	Abdelkader Abuzahria	Paw Oo	Alison Allen	Rhallete R Javier
Frank Middleton	David Macario	Terry Anderson	Dominick Savillo	Nestor DABA	Reed Greenfield	Patrick O'Meara
Aisha Ciroma Abdullahi	Cindy Sommer	Ebele Okoye @OmenkaUl...	Jay B Cohen	Margaret Tam Lun	Isabel Barrett	Loveta Jones
Joseph Jeffrey	Charles Turner	Kevin John Magan	Igor Mishevski	Alejandro SANCHEZ	Raju Indukuri	James Ward
Patrick W Donovan	Keith Davis	Lukas Gejdos	Ambra Jensen	Jeff Bonano	Leonard Wong	Anthony J. Giordano
Ralph Dailey	Catherine Halprin	John Duncan	Alison Vega	Richard Beatty	Christopher Taylor Gledhill	Michelle Galvan
Michael Moore	Julie Visconsi	Dave McDonald	Tayla Holland	Kayasit Spitzentraenker	Rachelle Jones Smith	Gregory Lamothe
Cris Palomino	Connie Thomas-Sygitowicz	Brandon T Day	Megan Rhoden	Venus Addison	Lizza Jacks	Lucas Antonio Mercado
Thomais V. Moshopoulos	Brian Green	Marie Louise Prat	Jillian Maranto	Jessi Keenan	Tyler Tavner	Matt Campbell
Brian Robinson	Harold Buchholz	Margaret Knepper	Sarig Poyyara	Christopher J Skipper	Erica Bey	Nick Miller
Usman Olomu	Brooke E Hargis	Claire Dodin	Ambar Nair	Saul Escobedo	Peyton Poitras	Joseph Rogan
Dawn Harrison	Marisol Himmel	Steve Muench	Andy Baker	Tracy Johnson	Belen Rose	Michael Camacho
Tayen Kim	Christina Pruitt	Paul Geoghegan	Manuel Ochoa	Doe Bert	Patrick Gearhiser	Javier Martinez
Tia Morrell	Joe Roah	Wilson Sanchez	Fabrizio Pacetti	Luca Chiarotti	Jason Torres	Donald Page
Donna Feidler	Chiffon Jenkins	Vania Martyn	Rick Law	Sam Veit	Jake Parker	Shalonda Freeman
Dan Benjamin	Mark Honschke	James Schay	Lori Miller	Paul Garverick	Stephen MacDonald	David Burman
William Parker	Ed Loera	Gwendolyn Fuller Mukes	Alireza Khadem-Ghaeini	Maggie Weakley	Andrew Lucas	Tonya Beck
Richard Wezensky	Allen Moore	Claire Grow	Douglas JORDAN	Michelle Nobles	Adam Caylor	Josh King
Erik Oliver	Jessica Sue Green	Ebony N Gay	Alfredo Martins	Rashelle Brownlee	Francis Black	Stephanie Lane
Perry Mason	Zhou Wan Yi	Frank Priefler	Charlie Deaton	Oceana Abel	Sukesh Kohli	Bill Weber
Gorog Laszlo	Steve Price	Tim & Deborah Clark	Rachel Reed	Bob Getty	Dan Veenendaal	Jeff Hassing
Marius Alecse	Rob Fossey	Kevin M Green	Javier Pereyra Creus	Carl F. Thomas Artist	Gary Evan	John Steventon
William Wimbish	Laura Gross	Tyler Hounshell	Virgil Vo	Brianna Olsen	Jim Wickey	Christopher Gates Doehli...
Ryan Reece	Adam Brand	Christopher Trahey	Zoe Ranucci	Jorge Martinez	Henry Lee	Steven Pennella
Ted Williams	Michael Uchmanowicz	Steve Tracy	Jeremy Pratt	Eric Rosenthal	Mike Rieman	Cynthia Gillespie
Tracy Dickinson	Cameron Caskey	Marc Blair	Elizabeth Torsdottir Hentze	Rob O'Brien	Karina Jones-Richardson	Ryan Boeckman
Christy Manley	Cheryl Davis	Eliza Stevenson	Ryan C. Campbell	Misael Jesus Nunez Ayala	Stephen Andrew Vaughan	Bryan Campbell
Nguyen Minh Nhat Duy	Olga Herrera	Kim Petullo Archer	Cindy Nichols-Parchment	Nancy Cech	Ellie Kay Bockert Augsbu...	Sue Bertz
Mike Steele	Deborah Morris	Thomas Hellman	Benjamin Jumpp	Cory Kerr	Katherine Anne Stebbins	Jessica Ly
Elliott Gibson II	Steve Hartmann	Kenneth Edwards	Nelson Broskey	Patrick Petz	Brian Webb	Lucy Manalo
Benaly Canales	Dan Bitseff	James R. Cunningham	Mark Allen Adams	Kara Kaminski Rhinehart	Berk Sener	Gina Bayer
Vanessa Chamberlain	Richard Rieman	Stephanie Guadron	Cristian Kloes	Jeanie Cash	Rev. Matt J Ashton PhD	Mike Kremen
Cynthia Gonzales	Kate Watkins	Phillip Ginn	Loida Lyn Estrada	Regina Kloes-Corwin	Daniel Hernandez	Paola Sinisgalli
Brett Burdsal	Agustin Aguilera	Guy Francis	Vernon Jenkins	Amber Renee Pawson	Erik Braa	Kathy Yost
IRA Komitee	Amber Hibbs Bell	DeQuincy Lezine	Abe Martinez	Eric Owens	Kevin Jackson	Donnae Ford
Kerri Jo Holmes	Kelby Shelton	Duke Duncan	Cj Cabrera	Rolando Vinas	Jerry Thompson	Chris White
William Burgess	Donald Sieler	Gabe Villani	Paul Rivera	Cassidy Morgan	Beyunka Hopkins	Christian Malmstrom
Faisal Artist	Jackie Bush	Zell Den	Yorel Chavis	Michael Thoenes	Elize Mckelvey	Andrea Chin
Ian Howlett	Dustin Dudley Scott	Vicki Morrow	Matthew Hutchinson	Rebecca Whitney	Robert K McLean	David Bader
Paula Chamberlain Irwin	Kim Ratzel	William Koon	Anthony Trout	Cherico Lejuane Hill Jr.	Aaram A Kumar	Tristan Cox
Angela Meadors Williams	Tobias Foyn Foyen	K.C. Raven	Alexander Eagleson	Debra Thompson	Victor Aguilar	Gary Peterson
Sonny Cole	Patrick H Manuel	Stephan Meyers	Sanjeev Nandan	Daniel Pittman	Bradley E	Andres Ortiz
Evan Wooten	Wanye Willis	Kimberly A. Watson	Chad Kainz	Stephen Grinalds	Pet Pics ByChristine	Kenneth Bernardo
Raymond Lam	Jason Cronin	Crystal Napoles	Ken Leader	Dana Acciavatti	Michael Carrier	Kevin O'Brien
Cayce Moyer	Brandon Beem	Rafael Colon	Gene Jimenez	Miles Vorkosigan	Lydia Polyzou	Jennifer Lim
Altug Alver	Andrew Carentz	Eric Gonzalez	Bob Canning	Marc Goldner	Emilie Nyeck	Nancy German
Jackie Igafo-Te'o	Andre Williams	John Harron	Marilyn Joslyn	Starr Williams	Eric Southard	Sage G. Rafferty
Judy J. Okazaki	Michael Garcia	Stelanie Lu Vetta Marshall	April Yates	Todd Little	Charles Schotborgh	Juan Jordan
Kenneth Rubi	Tj Brigge	Shawn Ray Lopez	Elisa Gonzalez	Monica Ruiz	Jason Ahrens	Christopher Ingram
Joan Scibelli Fitzgerald N...	Lucas Smarker	Tony Anastasia	Jamie OConnell	Katie Hanson	Lars Carver	Eric Benson
Mellisa Edwards	Yuan Jui Chiu	Jeric Rocamora	Jennifer Barlow	Terry Grennell	Dan Schier	Robin Kessler
Tammy Landrum	Jennifer Buttell	Jason Bagley	Melody Schoenfeld	Chris Jenkins	Anna Maria Ayerdis-Olsen	Scott Barao
Alexandra Rossi-Morell	John Prentice	Noah Hutto	Niels Brouwers	Jimmy Z Zawiski	Will Jones	Lucas Lansard
Junaid Ahmed	Michael Pierre	Mort Villarreal	Fino Vega	Arangkannal Rajoo	James Cork	Kelsey McAlum
BENJAMIN MOORE	Monica F. Davis-Oliver	Alan Spears	Jason Pan	E.N. Ejob	Clark D Bartron	Kristin Centilla Lane
Roxane Hiroe Ige-Okazaki	Carlos Osvaldo Escritor	Veselin Medenica	Michael B Ortiz	Dustin Knouse	Linda Robinson	Michael Davis
Richard Branch	Harris Warren	Steven Diullo	John Josef	Stephen McLaughlin	Liz Mihalov	Nicole Acworth
Jim Wu	Marie Haimes	Aleksi Mertanen	Catherine Ricalde	Richard Parsons	Mikee Faalafua	Jorge Brown
David K Fried	Kirk Delson	Andrea Indigo Wickstrom	Raymond Zachariasse	Lefterriss Freeman	Mona Davis	Daniel Boris
Andrew Ciesla	Mikel Estrada	Ramana Kumar Panabaka	Dianna Cheng	Stephen Hoover	Melissa DCruz	Jason Proffitt
Katrina Gatuz	Suet Poh Ho-Choy	Miguel Leslie	Warren Dean Fulton	Stephen Fitch	JD Kaye	Veer Bhurosy
Laurie Marbas	Jeremy Brown	Jetsen Van Den Eede	Pascal Lagesse	Akshay Sharma	Humberto Ramos	Winnie Poon
James R Gilliam	Stuart Rotman	Ronald Rubio	Abbys Ever After	Rajat Taneja	Iris Meij Van Der	Jeffery Gray
Joseph Zajaczkowski	Ed Fronczkowski	Jim Waller	Diego Bonesso	Jim Van Der Keyl	Ali Walker	Matt Trammell
Bo Bergemann	Jordan Takumi Davis	Antonio Campo	Jalissa Gordon-McCauley	Km Donohue	Felix Mak	Bo Rasmussen
Henkus Schumacher	Krista Key	Mark Maslar	Ahmed Adel	Hatem Ramadan	Sonserae Leese	Claudia Aguilar
Vanni Dizoglio	Brandi Smith	Matthieu Doucet	Terry Jon Vierra	Lok Sang Ho	Justin Buzzard Sr.	Tristan Vick
Dennis G Morgan Sr	Alice Liu	James Reynolds	Vic Matos	Shea Chiang	Raymond Nichols	Michael Kendall
Sean Castle	Hristo Kotsev	Alexander Lee Porter	Terry Marks	Kim Howell	Joseph Toshitogu Smouse	Jerry Dreessen
John Paul Billingsley	Sheila Carr	Shawn Kirby	Gavin Leonard	Crystal Lopez	Megan Harrell	Danny Ciminski
Gina Esguerra	Lynn Francis	Yasmin Hamd	Michael Gallien	Simon Fisher	Taffy Anderson-Riehl	Angelina Gherna
Leah Largaespada	Arnar Benjamin Kristjanss...	Joseph James Simmons	Harry Oosterbeek	Ashlyn Riley	Jessie Hammack	Nancy Cronin
Jeff Bush	Kevin William Plumtree	Sam Vankan	Marie Diehl	Barbara Lindsay	Robert Michael Zaccano	Sherry Cook-Pyatt
Sadikin Aksa	Hope Sturtevant	Manca Macuh	Chong Feng Xun	Paul Gann	Olson Santiago	James Koenig
Tiffany Vinson	Brian Foster	Augusto K. Meneses	Abraham Leabres	Jan De Beck	Jack Jennings	Mari Padilla Gagon
Ita Viborg	Jesse Owen Vankurin	Kasey M Peel	Jonathan Ernest Mangel	Scott McIntosh	Deirdre Kelly	Yuling Tsui
Amber Chicai Henderson	Tanya Matos	Freddy Villamarin	Walter Obunga	Kristen Ervin	Michael Yip	Diane De Bretti Young
Edwin Yearout	Marissa Lockard	Emily Engh	Youhana Nassif	Jon F. Merz	Ryan Iwamoto	Kathryn Smith
Carol Prachel	Alice Han	P Savice	Lisa Ann Blackaby	Dustin Schouten	Julian Lee	Hanna Arizabal
Dan Sheldon	Nick Nucito	Cyrille Del Masso	David Lipowicz	Roderick Herron	Joni Chism	Josh Michael
Johnny Siu	Edgar Perez Jimenez	Judith Peterson Corleto	Rachel Bourne	Jose Alfredo Jimenez	Thomas Bartela	Margo Tummel
Bobby Fish	Luis Vives	Eme Eleonu	Daniel Hooper	Tamara Mayer	Russell Towne	Andrea Mejia
Louie Flores	Attila Mityok	Monique MoMo	Noriel Morales Jarito	Jennifer Menite	Duje Segvic	Kira Ialongo
Majid Ali	Director Wong Kwok Wa	Samuel Apata	Byron Vu	Marjorie Duncan	Michael Woodward	Peter Paul
Alan Williams	Michelle H. Jeon	Harrison Collazo	Levis Adje	Leamsi Lopez	Shirline Ornac	Patrick D Oneal
Jake Thomas	Mufeed Al-Hashim	Niall Westerfield	Kristen Fife	Karla Raby Olson	Sandra Black	Peter Jurado
Rebecca Reynolds	Bob Grohol	Sharon Lessner Hacek	Dennis Moreno	Casey DuBose	Jonathan Miller	Robert Cervelli
Christopher Brown	Willie Adams	Dave Alvarez	Gillian Pierre	John Sims	Thaisa Aguirra	Giulianno Morales Marietti
Gino Reyes	Marc Watson	Li Trinh	Mike Sheehan	Samuel Jaime	Erick Lara	Thomas Deshane
Jessica Sue Green	Lynn Francis	Veer Bhurosy	Jeanette Robbins	Esenkeldi Kudaibergenov	Rob Fossey	Mishal Saif
Cheza Sengoku	Ricardo Orta	Roberto Villa	Amanda L.	Dwayne Robert Lopes	Audrey di Faye	Malachy Godfrey
Daniel Kuenster	Chijioke Okpala	Nerissa Godfrey	Carson Xandria	Dominique T Falla	Snæbjorn Jokulsson	Russ DeWolfe
Muhammad Adeel Ashraf	Catherine Onoe	Marcus Mason	Dave McDonald	Caito Junqueira	Emily Downer	Terry Howard
Jacob Clauson	Aman Agarwal	Tori Park	James Jackson	Teresa May Bandiola	Marlon James	Anthony Young
Matt Hitch	Gerard Richard William	Jason Womack	Long K. Lam	E. Frischhut	Lafayette Alvarez Lim	Shawn Teo
Byron Bishop	Tina Frye-Flores	Kyle Coffey	Carlos Pessoa	Petr Stedry	Rohit Saini	Ryan Clarkson
Sherry Cook-Pyatt	Mellisa Edwards	Michael Noel	Daniel Brown	Sharon Oberne	Jay Broekman	Joshua Harrell
Carlos Del Castillo	Joel Grasman	Miguel Garcia	Tony Leon Contreras	Galden Gurung	Salvatore Candela	Alexa Rieger
Olga Herrera	Helmut Vanhawk	Dean Friedman	Maria Fernanda Chica Par...	Gundel Limberg	Sherri Densmore	Eva Helwig
Grant Weyman	Amir Arie	Ae Woolf	Al Potts	Cody Appledorn	Deborah Richards	Puskar Adhikari
Mehmet Bozatli	Lee Yam Chiu Peter	Claudio Gomez Vega	LI VYACHESLAV OLEGOV...	Ramon Batista	Keith Bernauer	Gavin Dell
Hana Moon	Zvi Talit	Eddie Mariano	Luke Sigley	Major Lee	Marie Lackland Mullender	Dennis Reyes Capinpin
Mauricio Louzada	Stian Engebo	Gina Lee	Lynn COPELAND	Sarah Hoskins	Isaac Kuhlman	Andres Barros
Alfonso Torres	Dimitris Siskopoulos	Darrin Patterson	Antonio Sanchez	Samson Oguntayo	Natalija Banic	Henry Luk
Kishan Swami	Abdulhakeem Olalekan Ib...	Mohamed Zaimir	Juanita Coronado	Adam White	Evelyn Kilic	Gregory Horvitz
Walid Saber	Joseph Wheeler	Jennifer Schaefer	Romel Pastores	Azwitamisi Sarah Mavhun...	Alina Bellissimo	Sasidharan Vijayakumar
Frankie Velez Gutierrez	Dimuthu Calyaneratne	Alesia Shelton	Ashlea Stoodley	Makayla Miller	Leslie Pelle	Matt Kelly
Hector Amavizca	DC Swain	Rehade Shafee Sadekar	Junyi Lee	Aaron Cleavinger	Terry Mccall	Brett Burdsal
Diego Franco	Ruben Ferreira Junior	Jhuan de Sa Maia	Perla Lachica Simmons	Eric Pratama Kurniawan	Leslie Taylor	Timothy Gorin
Eliecer Cherigo	Daniel Robles	Kenneth Peh	Lee Ann Immenhauser	Miguel A Ovalle Longo	Leslie Nathan	Mark Honschke
Tr Mayer	Saubhik Basu	Dennis Gonzalez Jr	Javier Martinez	Jaime Babilonia Acevedo	Andrew Fyan	Kenneth Chee
Scott Asher	Janice Lee Carter	Patrick D. Foreman	Emeka Okafor	Robertas Jucaitis	Ruth Nunez	Scott Mayer
Mike McKenna	Bryan Wise	Jose Ramon Alborch	Marko Baljint	Sked Besa	Nemanja Milenkovic	Arlan Feiles
Marjorie Ann Guiz Valencia	Santiago Verdu Bernabeu	Nadine Gießler	Dan Denning	Tommy Wong	Donna Arnold Van Oss	Osinowo Idowu BABATU...
Jayson Ward	Kady Edwards-Campbell	Alain Villarroel	Monina Kho	Kazem Sadati	Patti Fayash-Gunton	Tony Onesto
Jarrett De Jager	Mostafa ElMalt	Deborah Faith Taylor	Blanca Marin Bosch	Abdulkerim Elibol	Mustafa Jawad	Peter Swart
Berard Tammy Farmer	Venus Addison	Ramk Vp	Jukka Podduikin	Rahel Weldemariyam	Miroslav Simic	Daniel Duluena
Nari Muhammad	Nguyen Minh Nhat Duy	Henry Lee	Kamil Regent	James Comer	Evi Sukandi	Craig Blackman
Carlos Echevarria	Chris Bo	Christian Darius Zafra	Costas Constantinou	Joseph Reyes	Charalambos Mavrommatis	Gregory Ang
Shad E Mongrue	Andree Robinson-Neal	Umesh Ramrutton	Alejandro Sepulveda Pala...	Cory Anastasi	Pamela Khraish	JD Kaye
Warren Dean Fulton	Melissa Knight	Visnou Amrin	Jacob Kilgore	Melody Schoenfeld	Elana Rodgers	David Alping Lindsgard
Kriszta Kelemen	Ante Biuk	Dave Tay	Aiden Donnellan	Gregory Jones	Harish Premchand	Cesar Peguero
Amy Doyle	Brittan McGinnis	Raymond Lam	Izi Adato	Joshua LeClair	Nadim Mohammed Akkash	Chris Daley
Jennifer Llewellyn	Burb Jones	Elliott Bush	Alon Richter	Roy Pointon	Ovidiu Cotorogea	Charles Lee
Oren Keren	Daniel Kopecky	Chad Fishell	Nick Burch	Alexander Baytchev	David Sanders	Michael Yanez
Joseph Rogan	Daniel Boris	Malkuth Frahm	Jessica Pena	Rushin Jansen	Debra Thompson	Jackie Igafo-Te'o
Stephanie Guadron	Andy Baker	Michael Haner	Jake Antony Smith	Jennifer Hathaway	Kieron Coscolin	Daryl Rodriguez
Toontuloon Ltd	Sasa Petrovic	Esteban RB	Andre Fenti	Master Rui	Josh Lim	Rachel Cox
Paul Dawidowicz	Inigo Izal Azcarate	Rosaura Bernal	Joachim Hoffmann Berg	Peter Rashford	Jeremy D. Gonzalez	Josh Nelson
Rain Pierre	Tawana Greene	Melody Pollnow Castrellon	Dasan Mohammed Alanazi	Julio Rodriguez	Eyad Alkharafi	Ricardo Surjadi
Jenny Cartney	Abi W.	Jennifer Galliera	Nuno Meneses	Melvin Legaux	Syed Faizal Bin Syed Char...	Blake Gudgel
Kara Smith	Dakota Frandsen	Gary Schott	Lisa Fortune	Vanessa Di Rito	Eric Gorr	Sunday Matthew
Errol Dames	Uyi Osawe	Jared Astrinos	Alexander Diaz	Kenneth Godbout	Eric Bishop	Ian Abraham Nyakinya
Marek Iskrzycki	Serhat Utkiner	Alexander Veshnyakov	Henrik Joxell	Martijn Hakvoort	Ken N Lety Stevens	Jason Yu
Ryan P	Suzanne Cloutier	Salvatore Ruffino	Anna Walmsley	Jennifer Gearin	Nayeem Hossain	Andrea Buccetti
John Bedtelyon	Joyce Magan	Diego Esquivel	Tom Hennessy	Joe Davidson	Guillermo Parra	Ashuwr Koola Person
Thais N. F. Brigagao	Jillian DeLaCruz	Nathan Waters	Ying Cole	Yannick Kambale BALIGH...	Oliver Batin	Brian Dall Schyth
Vanessa Leonard	Gina Bayer	Shawn Kirby	Nancy Cech	Chiffon Jenkins	Duke Duncan	Javier Pereyra Creus
James Schay	Jason Torres	David K Fried	Elliott Gibson II	Vs Matt	Sandra Paula Pawlowska	Steve Graham
Carlos Herminio Caceres	Franklin Ward	Ricardo Gaspar Solares	John Russo-Zirkel	Julius Smith	Frank Hansen	Esteban Calderon Navarro
Brent Highfil	Marco Galindo	Sting George Arroyo Her...	Ewan Argo	Jynnifer Quick Cheek	Alyssa Rodriguez	Ace Aimon Villanueva
Terry Grennell	Gina Bayer	Andrew Pinson	Morris Gelman	William C Merne	Rucine Baker	Derrik Oates
Donald Millet	Howard "Buddy" William ...	Oliver Ray Reed	Eric Magee	Robert Conyne	Nishan Kumaraperu	Owen Clark
Godfrey Smith	Katina Foster	Luinel Montoban	Faisal Mohammed A AJAJI	Betty Watson	Alex Lebon	Sundara Manickam
Habibur Rahman	Arthur Brombacher	Mark Braught	Tyler Gilmore	Eric Thorne	Richar G. Davis	James E Warren
Amy T Mintner	Aaron Kirby Ricks	Aaron Goodman	David C. Fraga	Gregory K Plambeck	Dawn Kravagna	Ryan Brandt
Md Pham	Md Pham	Jack A. Atkinson	Gaetano C. Frongillo	Jeffrey N. Vargas	Visvanath Keerthisena	Jason Owen

Vipul Agarwal
Kendra Marchant
C. A Rodriguez
Adrian Comaneci
Francisco Garcia
Aarin V.S
Melissa Zell
Matthew Nickerson
Tasea Scout Baldwin
Joe Sterf
Maximiliano Keller
Edwin L. Efaw
Freja Oldrup
Joris Van Laar
Noelia Borie
Carolina Solorio
Anders Rustad
Lauren Chitty
Ben Paul
Jarod Daetwiler
Gilda Horgan
Jayson Seaver
Emily BIER
Frank J. Summers
Laura A. Jones
Andrea Shields
Christopher Johnson
Dennys Antunish
Falon Danita
Sarah Coyne
James Hoe
Jennifer Boccardi
Lisa Jimenez
Daniel Petry
Rikke Cedervall
John Christopher Rose
Michele Carroll
Amy Wixson
Rhys Jones
Daniel Bachman-Gregori
Cheryl Carter
Tyler Rhodes
Lou Marich
Adam Koehler
Armand Serrano
Hannah Serrano Diaz
Salvador Mejia
Chris Jones
Chris Josey
Christine Morrison
Sriram Thaiyar
Chuck Kerns
Kevi Longueil
Claude Le Goff
Shari Ray
Vanessa Plata
Pedro J Zepeda
Sharon Baily
Yue Kong Lau
Fong Hoe Mun
Samuel Welsh
Brian Doyle
George McBean
Charles Wedge
Tue Soborg Volder
Timm Birkenfelder
Bryan Kuniyoshi
Jesus GUTIERREZ
Maris Laurson
Allison Jara
Raynay Valles
Jonathan Howald
Daniel Morella
John Lehotsky
Rana Gooden
Kevin Johnson
Annika Turner
Brad Sutton
Leonard R. Pease
Mac Kenzie Gimben
Phillip E Hardy Jr
Tanja Dietz
Richard Parente
Das Frank
Michael Luciani
Marc Desmidt
Steve C.
Cathi Radner
Thomas Bress
Andrew Heather
Jamie Gabriel
Melissa Fischler Hed
Anne Tursky
Mehdi Idir
Ahmad A Karim
Ericka Battle
Byine Dorsey
David Hill
Amber Olson
Jacquelyn Enerio-campbell
Tyrone Evans
Hugo E Rodriguez
Amalia Hillmann
Lisa King
Marina Rota
Wyntoun Henderson
Stacey Spencer
Bernandino Alibudbud
Bruce W Robison
Archie Hodge
Christian Sanders
Ryan A Trupin
Katherine Ganem
James Hughes
Kara Svonavec
Avery Wells
April Schemmel
Earnest T Jones Jr
Alice Chou
Kibrael Roell
Tyler Hinkle
Lina Pradilla
Joseph Marson
Alan White
John Albritton
Katherine McLaughlin
Arlene G Robles
David A Snyder
Heather Seiple
Gerald S Robb Jr
Nathan Gomez
Christopher Moloon
Kevin W. Bradley
Melissa Link
Dawn Nye
Darlene Kalb
Ajay Upadhyaya
Haitham Aldawas
Luke Walker
John M Straub
Todd Bean
Troy A Kingshaven
Audrey Joy
Samantha White
Noel Candotti
Michael Wehr
Edward Morrissey
Sead Pepic
Mia Robertson
Natalie Bowman
Melody Davis
Maria Sanford
Richelle Ivey
Donna Smith
Gerald Fong
Christopher Owens
Kayla Matter
Gergely Takacs
Sarah "Lusor" Spielberg
Christian Fleischer Rex
Tom Doyle
Amy Fredlund
James Whitlock
Susan Glow
Scott Franson
Martin Orlowski
Mindy Silva
Troy Begin
Sarah Sumeray
Scott Kelly
Emrys Kim
Patricia Benkovic
Beth Teresa Gosnell
Sarah Rodgers
Karen Allen
Kara Greene
Moises Huerta Torres
Shaun Noel John
Matthias Lappe
Elizabeth Young
Eddie Bohan

William Miller
Tom Davis
Joanne Krzywicki
Cary John Dionisio
Isaac Esidene Ogbadu
Caitlin Harrison
Christopher Tanner
Michael Jans
Benjamin Green
Lynsey Ray Nix
Don Schooler
Kalli Lum
Fernando Gutierrez De C...
Stine Saethre
Jacob Geib
Zoey Vegas
Mattias Ohlsson
Jodi Murphy
Jose Molina
Lori Taylor
Jennifer Hughes
Keerthana Bhoopanam
Peter Mom
Stephanie Mallon
Sara Meredith
Paige Powell-Revis
Justin Archer
Robert A. Baidoo III
Adam Lior
Rodger Smith
Bethany Brodwolf
Martha And Allan Zylstra
Colin Hill
Diego Cadena
Laura Mitchell
Steve Burns
Jeremiah Harlow
Billy Dandridge
Andrew Lathrop
Tara M Santoro
Frank Ziegler
Scott Raymond
Jenny Fitzsimmons
Terrence Brown
Luke Martin Serrano
Larry Meadows
Tracey Coon
Anthony Prunsky
Glenn Gela
Gary Barclay
Ravikumar Chandrasekha...
Robert D Cable
Anthony Rollins
Angelo KNOX
Katherine Thanos
Antonio San Martin
Cody Newsom
Michael Louis Nawrocki
Charles A Carbonaro
Alexander Vincent
George Neocleous
Gina Canady
Beth Daigle
Jonathan Hendropurnomo
Ellison Odom
Debora De Seixas L. Brito...
Ian P Berger
Tom Antonellis
Paige Day
Vamsi Doddi
Richard Kenney
Jim Hillin
Aaron Skiles
Derek Thompson
Oscar Antonio Baez
Scott Hansen
Mr. & Mrs. Richard Kwock
Sandra Waters
Ian Sweetman
Aminah A Malek
Virgilio Yabut
Ryan Golden
William Oglesby
Leroy Noriega
Jeffrey AZIS
Nsawa Francisco
Mary R Martin
Christopher Canady
Jose Guillermo Garza Bor...
Jose Lira
Lynda Parmely
Kevin B Hinton
Herman Hartman
Joanne P Moss
Shelly Leftwich
Ronnie Farmer
Philip Ward
Andrew Harmon
Keith A. Reed
Ian Limbaga
Luiz Afonso Coimbra Bar...
William J Kimmins
Dixie L Bohlke
Ramon R. Lomeli
Danica Wells
Henry Anderson
Matthew S. Ullrey
Alexis Planer
Venetia Ellis
Steve Parks
Andrew Choi
Christopher Torri
Debra Berry
Troy Dreesman
Gianni Ritschard
Daniel Sutter Melzer
Cole Christie
Edison Goncalves
Kerie Miller
Sean Poppe
Mark Evans
Dipendra Tiwari
Ashley Belote
Maria Boden
Jessica Dycus
Karen Hill
Brad Daberko
Joan Wileman
James Doherty
Scott Carroll
Wayne Sung
Kevin Humphries
Amit Shirazi
Stephen Fox
Keith Moore
Jonah Williams
Merrilee Burson
Elke Botha
Adam Robert Choules
Elena Fisk
Jamie Parker
Laura Maria Torres
Marco Riolo
Dawn Marie Stanford
Ted Joneson
Sharon Dowdell
Ben Fennell
Heather Shipman
Marin Todorov
James Francisco
Debbie Rhodes
Sully Walker
Sumanjeet Sodhi
Robert A Welch
Sean Harper
Frankie Espin
Aviram Sharfi
Andrew Shanklin
Sagi Ashin
Christopher Weber
Carrie Tay
Lim Qiao En
Errold Calvo
Michael Albright
Nat Terpenning
Charles Kosta
Kelvin Poh
Hannah Johnson
Ryan Weisner
Sara J Kelly
Jasmeeti Singh
Maria Martha Cecilia De G...
Erika Skarlupka
Brenna Barlow
Caroline Corbisez
Gemma Collier
Calvin Chancellor
Elisabeth Lee
Stephen Baker
Isabel Ivell
Ahmed Reda

Tuan Anh Bui
Prasad Matti Rao
Elison M Rios Reyes
Gregory K Plambeck
Kanankage Everett
Tony And Rene' Bancroft
Christina Stausholm Joha...
Yaly Gonzalez
Katie Callahan
Sara Sitz
Perry Wilson
David Lao
Linh Tran
Erin Lueck
Jauri Laakkonen
William L Wamsley II
Sarah May
Oksana Strilchuk
Cathrine Jacobsen
Courtney Bunting
Shannan Johnson
Tom Lam
Revy Allen
Christian Staats
Christopher Klaich
Deborah Honas
Lyndsey Vincent
Carmelesia SULLIVAN
Sandra Lior
Bryan Upton
Sam Remington
Maureen Beaudet
Robert Duane
Daniel Miller
Heidi Martyn
Shelton Tang
Jeremiah Griffith
Andrew Floyd
Jaclyn Hatcher
Michelle Sawyer
David McClain
Paul Reinbach
Brian Preston
Simon Seitz
James Lyle
Donna Laughray
Valerie ALEXANDER
Peter Camperos
William Buehler
Jas Hupke
Keyla Ramos
Steve Taylor
Jon Sims
Shiann Hallinan
Lyra Fewins
Robert G Stewart
Travis Underwood
Alfred Gonzales
Marc Ramos
Choo Ai Xin
Jeremy Clark
Floyd Thompson III
Melissa Gillespie
Alexiss Jaimes
Anthony Feinman
Yoni Limor
Ramesh K Tentu
John Patrick
Ruben Vallmitjana
Paul Berry
Jared Cook
Geoffrey STROUT
David A Tooke
Virginia Poole
Evan McCarthy
Hector Ortiz
Adrian Moore Jr
Michael Brind
Gregory Luxenberg
Shelby B
Melissa L Shipley
C. Royce Collins
Jacqueline Kaufersch
Ada Aco
Meg Viola
Caroline Wells In Care Of ...
Cazembe Monds
Randall Gilliam
Jared Makuch
Dan McDowell
Ryan Kim
Robert E Kester
Nathaniel P Bear
Patrick M. Corwin
Arthur House
Elizabeth W
Cynthia Flanagan
Cora Dawson
Britt Plattner
Cynthia Sultan
My Dung Do
Whitney Butcher
Jasmine Ashleigh Yule
Tracy Bizelli
Todd Sedano
Sara Franks-Allen
Mark Bassett
Djordje Stojanovic
Duke Kw Cullen
Katherine Francis
Jamie Leduc
Frank Hinds
Sean Brandel
Mark Alan Morris
Joseph Sidney Luckett
Fletcher Zona
Connie Hastings
Kasper Kavalaris
Carolyn Newes
Craig Throne
Gary W Penz
Payman Farrokhyar
Vern Prochaska
Finn Snow
Jenner Bird
George Harris
Chelsea Cook
Elizabeth Huber
Allan Lazo
Thea Cooke
Beth Gallatin
Holly Humphries
Alexya Hillman
Joseph VIGGIANI
Lance Hoeppner
Christopher Muller
Maggie Rhodes
William Kistler
Sean Wheeler
Denise Gross
Akio Segawa
Margaret Ansu
Brent Walters
Zoila Flores
George Hargreaves
Rubilei Diaz
Andrew Sohn
Charles Caldwell
David Leib
Michael Allen Payne
Loreatha Guzman
Chloe Stacey-Schappert
Phyllis Lamken
Alan Phillips
Jenna Mullen
Alfred MURILLO
Jonathan Kohler
Kelly Kline
Michael Hanson Metayer
Arron James Appleyard
Said Burgwinkel
Stacy Tornio
Adam Wallace
Elizabeth Izquierdo
Scott Troxel
Harry A Shasho
Christine Lillian Jones
Giovonni Qualls
Mauricio Ruiz Barroso
Lawrence Costales
Javed Abulkalam
James Nemanich
Adelle Dillaway
Stacey Murphy
Vin Sern Lim
Romeo Jenkins
Chad Miyashiro
Valerie Luis Vibar
Josh Bolner
Doug Parks
Peter R Dowdy

Geraldo Pilon
Taka Mubako
Yo Quan Williams
Khadejah Mortimer
Mustajab Ahmad
Cami Avery
Shane Sowell
Eric Sweetman
Anna Rodin
Christy Nelson
Jessica Merriman
Therese Minosa
Joseph Choi
Hannah Buell
Joshua Bielawski
Pamela Darley
Danielle Maupin
Artsy Luxoodles
Lauri Klein Para
Sabrina Newton
Thinh Ngo
Cary John Dionisio
Matz Olsson
Pamela L Russell
Jacqueline Pai
Beola Robello
Jan Meadows
Ahmed Anwar Allawati
Mikka Baksa
Jeong Jisoo
Mitchell G. Urbytes
Joe Milazzo
Sirilada Ward
Lucy Elliott
Elaine Roberts
Madison King
Tom Petitclerc
Wean Sin Phua
Joshua Harlow
Alejandra Barrios
Carlo Stephen
Samuel Been
Joel Newman
Kieu Anh Tran
Omowunmi Akinyoade
Eduardo BLANCO
Tae K. Kim
Antonio Beltran
Martyn Cooke
Kevin McCoy
Thomas Sterling
Larry Sears
Rose Sims
Saeho Ha
Felisa Massey
Nathan Gaul
Thomas Jones
Paulo C
Toby Pontious
Adriyan Tandia
Josie Clark
Brian Chapman
Ryan M Glovna
Stephanie Craig
Jacob Fischer
Otilio Hernandez Sanchez
Joseph B Hill
Daniela Grajales
Yathindran LINGAM-NATT...
Khalid White
Toni Andrew
Kishore Anjaneyulu
Kishore Vijay
Charles Bergeron
Thomas Diamond
Julian Navarro
Woody Smith
Karrie Converse-Jones
Patricia Wood
Linda English
Xavier BENDEL
Michael Pollachek
John P Klein
Dennis Morier
Rodney Bonner
Caroline Beattie
Zach And Ashley Mulkey
Sheldon Singewald
Natasha Park
Lea Valentin
Roxanne Foster
Cody Dehner
Baker Watkins
Ashton Kloes
Sandra Jean Hanson
Amanda Frantz
Katherine Callahan
James Mitchell
Johnny Della Luna
Ryan Terry
Todd Roberts
Michel Van Gelder
John Cowan
Jaime Quesada
Angela Davis
Hiram Wong
See Yun Chin
Doris Marvell Garis
Tim David
Pamela B Femuik
Corinne Wenzlaff
Patricia Haines-Ainsworth
Scott Pilet
Jonad Kempf
William Hayden Luckett
Jasmine Gregg
Muhammad Syazwan Ak...
Adams Eberwein
Sean Chiew
Ryan Dunleavy
Mikko Makela
Derick Myler
Ala Hunter
Kazon Story
Bryan Ballinger
Stephanie Moore
Loretha Pennix
Kristi Flake
Theresa Sherman
Jonathan Dyck-Lyons
Laurie Fivecoat
Ariscielle Novicio
Giselle Kalonji
Andrew Amsden
Willie Buggs
Hyae Yung Kim
Brian Augenstein
Mike Widner
Steven McCormick
Gregory Balkcum
Aaron Betts
Kimberly Corey
Fidelis Doh
Pradeep Parihar
Andrew Frechette
Jennifer MILLER
David Heatwole
Keith Morton
Mary Hunt
Jenniffer Foronda
Stefan Liden
Ed Jason De Guzman
Jason Kimble
David Augereau
Deona Powell
Andrew William Riding
Vicki Umbreit
Scott Clarke
Sophia Smeaton
Nghia Tran
Siowyaw Liew
David Commisso
Gal Arad
Aida Pinas
Viktor Szathmary
Thomas Mikkelsen
Withney Ilse St Rival
David Rutledge
Alanne Whitaker
Fraz Mahmood
Ariana Parsons
Jane Klemm
Charles Veile
Simon Erslev Milfred
Ty'kisha Jones
Corina Blajovici
Wera Yan
Michael Howe
Hero P
Christina Roach
Anastasiia Denshchikova

Chad Tootle
Deep Patel
Jamie Wilks
William Pentler
Erkki Juurus
Suzanne Kingsley
John McNulty
Carrie Romero
Jonathan Harris
Tad Butler
Dante Mercer
Elisabeth Hofmann
Carmen Ruse
Brian Diskin
Silvia Villar
Juliet Martyn
Ismaa Viqar
Quirina E. Crismon
Matthew Smith
Greg Houston
Joel Eden
Cary John Dionisio
Joseph Bauman
Maya Lior Pitzer
Bleiser Sylvie
Emma Fulkerson
Guzly Dubarton
Stephen Cupp
Prudence Glasby
Thomas Wilkins
Ariel Brassil
Lydia Ward
Jeff Stafford
Vincent E Jeffers
Segiu Badragan
Heidi Danita
William Redmann
Marcela Cabrera
Nicholas Malave
Catherine Everetts
Tommy Gammon
Wendy Skipper
William Adams
Alice S. Davis
Victor Martinez Garcia
Jennifer Smith
Rudolfo Munguia
Peter Hoessel
Ralph Goodrich
Robert Miller
Kimberly Murillo
Lynn Larson
Jerald Thanos
Jason Hoel
Sonny Eom
Janell James
Janice Lee
Alexa Lee
Nicole Tracy
Shannen Grant
Sara Clark
Christopher Ables Miller
Domenic Allen
Seth Weinberg
John M. Klimiuk (Onjikun)
Alethea Nibley
William Ross
Donald Granger
John Allery
Nichole Brogen
Gabe Dill
Christel Sarnoff
Neal Allen
Veronica Bohrer
Cbi ENT
Edward Kelly Medlock
Glen Zimmerman
Helena Curulla-Matosas
Alan Ma
Carlos Lopez
Brian Kolodziejski
Stephen Mar
Sarah Harter
Howard Kohn
Ben Sutherland
Paul Hoffmeister
Jacobus Dirk Spreeuwen...
Rafael HAMILTON
Brandi Goodson
Susan Jacob
Daniel J Kristle
Brittany Stevens
Robin Holstein
Angela Jagers
Kristin Gallagher
Wellington Eng
Dan Rogel
Jacob A. Wells
Hannah Viera
Erica Robinson
Elan Puerner
Brett Pedigo
Flynn Coulter
Cheyenne Toro
Carolyn Dawson
Steve Aylor
Troy Zakrzewski
Steven Rychetnik
Penny LeLaux
Charles Teets
Nic Zakrzewski
Mary Beth Hayes
Michael Adam Lengyel
Douglas T Webb
Brad Meyer
Renee Graef
Richard Bucich
De Andre Jones
Nancy Wideman
Michael Brown
Mel Brewer
Ben MILLARD
Alexandria Tyson
James Driggers
John M. Whalen
Keith Newton
David Sandgren
Jonathan Sinclair
David Strand
Robert Thompson
Kerry Curiel
Jean Leny Sole
Mike Rodriguez
Eryn S Jelonek
Allison Noelle Saffel
Andrew Lee Rutherford
Chad Doyle
Mike Larrabee
David Lopez
Melida Flores Robertson
Raeyanna Boesch
Matthew MacFarlane
Sue Ready
Tik Tycholaz
Chambria Dalhouse
Ronald Brooks
William Shields
Lisa R Rockwell
Ismael E. Roman
Yvonne Hunt
Paul Powers
Dirk Macorol
Jaspreeti MEHTA
Trena Donovan
Tasha Torvalon
Yudhatama Nugroho
Angel Magana
Michelle Rifkin
Harrison Sutcliffe
Adam Sartain
Patty Wijnants Van Delft
Diana Chang
Alex James Davies
Dean Johnson
John Ross
Suzanne Thurman
Chris Maguren
Christia Flores
Rolf Louis
Tommy Davis
Andrew Parsons
Cassandra Ash
Joseph Costa
Gerard Suchoski
Shelley Johnson
Cammie To
Catherine Luc-Alexandre
Samuel Armstrong
Katrice Addison
Bruno Cruzate
Jeremiah Parham

Moncia Benjamin
Noora A
Raymond Lou
Heather Worley
Patricia Tamayo
Jeanne Overholt
Keith Osborn
Mark Roslan
Laura Maue
Holly Edwards
Anthony Woolf
Candace Apple
Sophie Meyer
Katie Sacker
Niki Alexander
Elizabeth Thanos
Hiral Amin
Jeremiah Skipper
Roberta R. Carr
William & Kyla Braun
Michael C Falk
Joelle M Geib
Kyle Hessler
Jeremy Yong
Celine Lecomte
Marat Kodzaev
Letty Ponce
Mitchell Morrison
Raphael Lior
Veerendra Patil
Hannah Clear
Nickolas Severson
Charmaine Frew
Shawn Palmer
Kevin Pavlovic
Jaxx Sims
Jason Marnocha
Lana Jessimy
Noah Cecil
Bethany And Jonathan Py...
Arnold Eclarinal
Darko Cesar
Stephanie Thomas
Ivaylo Angelov
Sean LaRusso
Galen Fott
David Cardena
Benjamin Chmielewski
Jeff Sendbo
Victoria Smith
John Read
Julian David Perez Agude...
Dan TRAN
Eric Taylor
Kevin Collert
Nicholas Haydon
Ria Bulthuis
Rachel Mobley
Erin Inman
Lisa Talbott
Cody O'Brien
Manjinder Singh
David Barclay
Donald Mac Lean II
David Tenorio
Andrew Barry
Katherine Daugherty
Roberto Herrera
Rodrigo Dominguez
Pamela J Webben
Evelynn Maze
Mireille Casseus Frederic
Jeremy Thomas
Amy Jane Joiner
Harry Ledley
Amy Kane
Aubrey Knowles
Issac Graham
Taylor Keen
Tiffanne Campbell
Christina DellOsso
Jack Roskind
Gabriela Moreno
Damien Donnelly
Robert Rios
Jay Moskowitz
Mike Irvine
Scott Lenker
David TREIBITZ
Carole Corbin
Craig D Sowers
Juha Fillin
Crystal Chavez
Ursula Marie Williams
Edmund Oversen
Chris Jaszkowiak
Dennas Davis
Joseph W White
Julio Sotomayor
Lawrence Saienga
Harvey Lynch
Crystal Ishihara
Matthew Meredith
Marco Frabotta
Carmen J Corraro
Karissa Ridley
Vinda G Robison
Monica Lopes
Kris Bennett
Corey Allen Freeman
William Powers
Luke O. Nwizu
Bryan D. Covington
Phillip White
Izette Bredenkamp
Amber White
Antoinette Vera-Martinez
Monica Santamaria
Patrick Murray
Wyndham Batton
Aaron Culpepper
Shane Carter
Naser Shams
Jason T Schmitt
Phillip Bernal
Ibe Coulibaly
Laura Dictado
Fernando Moguel
Jeffrey Carden
Patty Ray
Stanley Kuntz
Tyler Downey
Andrew L. Saylor
Tong Smith
Brandon Brown
Joy L Mangrum
Jennifer Ham
Martha Rogers-Stephens
Adrianne Draude
Ami Brown
Jose A Ortiz
Enos Smith
Michael OSROWITZ
Maiyse Mckinnon
Roger Barkley
Bonnie Taylor
Lei Anne Carliza Black
Joseph J Young
Thomas Shockey
Kelly Planer
Abike Marshall
Roselle Reig
Joshua Smith
Sebatien Sterling
Joe Horton
Daria Brooks
Thomas C. Wheeler
Nona K. Cheeks
Michael Battipede
Katherine Stratton
Bryan Ballesteros
Christopher Rojano
Sarah Besikof
John Deren Gibson
Emerson Robles-Tuttle
Elizabeth Winslow
Erika Dillingham
Stephen Adu-Antoh
Carrie A Correa
Jesse Pilnik
Shane JOHNSON
Greg Dixon
Errol Hefriadi
Frederick Stuhrberg
Micah Foster
Sylvia Van Brown
Mahmoud Umar
William Tubman
Tara Nielsen
Paul J Roszkowski
Andre Rosemberg

Jeremy Shearer
Jimmy Mukofu
Rebecca Braddock
Godwin Okoro
Avon Brown
Kathie Jones
Michael Lyons
Amanda Powell
Jon Rowe
Yadierys Angeles
Paulina De Artola
Jessica Gonzalez
Riccardo Russiano
Darcy Peterson
Rachel Hollenbeck
Jess Weiss
Timothy Morris
Sophie Piao
Brian Randeau
Evan Pitts
Monika Lang
Luisa Maria Pineda
Phil Kelly
Geoffrey Parsons
Jacob Croft
Samuel Wilkins
Joyce MCMICKEN
Ashley Tanner
Rob Smith
Rex Ray
Alan Alvarez
Bob East
Danielle Karpa
Chad Fortenberry
Dominique Aguirre
Victoria Grace
Christina Jose
Carlos Castro
Dominique Panetta
Krista Backus
Josh Majoros
Todd Bright
Danya Garcia
Nicholas Roby
Sarah Voyt
Sean Streeter
Georgia Chronas-Sfirogia...
Thembile Mtwa
Maria Bethlehem Pal-laya
John Lee
Nathan Archer
Graham Bradley
Giovanna Guimaraes
Anthony Branson
Moira Tofanelli
Freddee Lewis
Tiffany Nakano
Elinor Michele Brumbaugh
Uma Boddeti
Yusei Shimokawa
Daniel Cherkassky
Kristyna Krbcova
Jarrod Showers
Michelle Ortiz
Karen McNeill-Utecht
Tory Scott
Vinay S
Tim Hodge
Barbara Franklin
Rebecca Liu
Zachary Calderon
Katheryn Radcliffe
Andrew Anthony Angus
Georgia Kester
Razel Dy
Joe Barrera
Benjamin Catlin
Cathy Teets
Patrick Collins
Jonathan Reaux
Nichole Webb
Adair Sullivan
Kelly Lane
Margaret Small
Mike Stephens
Tan Andrew
R Shuford EDMISTEN
Gevian Dargan
Julie Lancaster
Justin Frye
Donia Muhammad
Daniel Michalak
Candice Gaston
Norma Diaz
Jennifer Kane
Cynthia Madanat Sharaiha
Wang Yang
Eric Kudler
Trevor Tamboline
Victoria Ruvolo
Eva Hunter
Todd Jenkins
Julie Watts
Aishwarya Bandla
Dicky Juwono
Ian Blum
John Studenka
Kristin Schoonveld
Kenneth Steely
Rachel Chanthavisay
Patricia Muldoon
Michael Lusk
Rick Laird
Robert McKelvey
Courtney Balvanz
Isaac Jadraque
Bill Boxler
Kelly Dorr
Lorene Evans
Daniel Brantley
Joseph Hagedorn
Jennifer Von Der Osten
Richard Surmont
Jo Anne Loan
Rodrigue Ben
Gwen D Steel
Mark Ellerman
Heidi Gifford
Anthony Graves Construct...
Jane Toomey
John And Rebecca Sullivan
Anastasia Pleasant
Austin J Schlack
Chris Cowan
Justin Richardson
Naumov Maxim
Sylvie B
Catherine Gaspard
Joseph Darko
William Van Opstal
Jennifer Williams
Steve Griswold
Matthew Kevin Brown
Adriana Walker
Andre De Channes
Kate Wasik
Jennifer Williams
Deborah L. Harland
Tomislav Juric
Spencer M Davis
Tommy Van Den Heuvel
Donavon Shellenbarger
Cynthia Damron
Clyford Volcy
Trusha Navalkar
Phyllis Miller
Kevin La
Krystle Dragon
Abbey Pasquini
Vina Jacob
Roberto Guim
George Costin BENESCU
Silvia Llado
Kimberly Stanfield
Trent Ramseyer
Franziska Pfaar
David Nicholas Rosa
Ghassan Shams
Melaine Parsons
Rosy Elena Ivell
Ruben Baez Jr
Sarah Hirsch
Brian Windsor
Shawn Ponce
Abishek Raman
Ambroise Catherine
Gabriela Ruiz
Ibukun Onitiu
Joseph Cameron
Giovanni Celeste
Deborah L Griffin

Jose Lema
Harry Landau
Michael Johnson
James A. Swadley
Russell Healey
Krystle Vigil
Jessie Miyasaki
Kristin Legere
Eliraz Blau
Marc Alexander Dreßler
Shachi Kaushik
Adam Griffiths
Finley R Jeudy
J Case Lamphere
Joe Arredondo
Susan Roulusonis Pione
Brandi Clarke
Kevin Brennan
Caroline Williams
Jukka Matti Karhu
Michael Dusseau
Brenda Adame
Marwan Hachem
Hazel Almira Bilog
Dame Angelo Jardio
Lex Hogan
Cynthia Wilson
Cheryl Bond
Kelly Clark
Armando Lopez
Bryton Kim
Mindy Levin
Alan Ekins
Joe Mullins
Eduardo Garcia De La VE...
Marvin John B. Mendoza Jr
David Martinelli
Isaac Daniels
Basley Carlisle
Rhizza Adams
Lauritz Holck Due
David V Myers
Hugo Gallo
Donovan Dau
Christopher C Cole
Amit Biertantie
Yudum Ozturk
Scott Brooks
James Adam Carter
Sanford L Braver
John Ramos
Keith Warfield
Clifton Cox
Havard Birkeland
Ronald D Campbell II
Alexander Baker
Heather J St John
Mohamed Rikshan Hajireen
William R Rueth III
Michele Porcu
Christopher Docazal
David Ives
Jenniffer Foronda
Winston Kou
James G Petipas
Carlos J Poston
S.C Ng
Alfredo Silva
Henrique Saucedo
Kayla Loren Jenkin
Christopher Dulay
Matthew Gradwohl
Sabrina D Owens
Michael James
Youssef Barbour
Matt Saxon
William Qualls
Ozen Ugurlu
Marjorie Willis
Ally Paine
Lamond Woolridge
Jesus Enrique Rambal Lla...
Travis Niles
Judy Grossman
Pace Archibald
Cipriana GONZALEZ
Arthur Tomas
Roberta Blair-Thompson
Damian Blackburn
Clenisha Pless
Marco Frabotta
Robert McPherson
Anathkumar Alagu
Giuseppe Mandorino
Linsay Rousseau
Shehul Patel
Ben Dao
Nicole Crose
Radu Chiruta
Matheus Alves Bueno
Charles Moncrief
Arianne Rodriguez
Charbel Tadros
Ali Ahmed Ali Hasan
Enzo N. Rossi
Cody Baker
Albert GARCIA
Fahad Kamel AlOmairi
Nathan Rudemiller
Ouariache Ali
Rene GAYTAN
Luis F Niembro Alvarez
Dana Difilippantonio
Wil Thornthwaite
Candace McCard
Aruna Thennakoon
Louie Corrons
Deborah Penglase
Angela M Martinez
Rodney Rosado
Navin Brenneman
Megan And Ryan Burke
Sara E Thompson
Cindy Oania
Martina Kothgasser
Muhamad Adib Bin Zaini
Yogendre Kumar Patel
David Brandon
Andreas Eskil Holmgaard-...
Denise Faith Baltazar
Rana Gooden
Enekhai Oshobugie HENRY
Monika Loehr
Rita McKerring
Poo Jun Wei
Xiliang Lin
Bashar Abdullah
Stuart Campbell
Matthew Mitchell
Ingrid Bardales
Sunil Luhar
Natalia Armienta Oikawa
Rosa Devine
Constance Melucci
Olamide Olaleye
Juhani Aaltonen
Rachelle Hart
Christopher Rodriguez
Trevor Whittingham
Hero P
Nicole King
Sammantha King
Jasmin Thomas
Kingsley Osula
Aimee Homer
Tapas Sharma
Shi Jie On
Elizabeth Bonning
Mel Gonzalez
Gracie Wingert
Martin Herrmann
John Albritton
Ignacio Zabaleta
Annett Warg
Morgan Dudderidge
Subash TS
Adam Jung
Maria Calfer
Michael Colton
William Santizo
Leeming Hoey
Ivon Boisier
Nir Leibovitch
Louis Murphy
Ardita Satka
Silviu Andrei Cojocaru
Trevor Jayakody
Robert Coles
Marc A Pierre Louis
Mary Ann Willis
Wayne Mark
Alexandro Maliachi

Arnaud Thibout
David Rodriguez
Shaldon Berndt
William Pate
Jasmine Andrade
Eileen Caines
Aidee Wilcox
Carmen Iriarte
Ronald Wedell
Issa Brooks
Michael Farkas
Aaron Aab
Alyssa Powell
Christina Perna
Richard Peralta
Michael Webdell
Stephenie Koerne
Uriel Gonzalez
Jennifer Sampson
April Yarber
Mindy Strouse
Sandra Warden
Kristine Bade
Naomi Mwangi
Kaitlyn Martin
Viviana Peun
Maria Flynn
Justin Girard
Tracy Reeder
Katherine M Silangcruz
Tannya Derby
Frederic Naville
Kevin K. Owney
Viktoria Kraft
Dewain Channell
Quinton Carr
Amanda Rivera
Donnabel Castillo
Aster Westbrook
Daniel Friedman
Dw McCann
Ronald Harris
Marshall Brown
John Shoemaker
Edward Mcaskill
Hamza Mazhar
Alexander Parsons
Christina Ma
Heather Toutant
Wade E Lenz
Brad Martone
Merry Meizelis
Russell A. Yagel
Aimee R.
William Johnson, IV
Jessica Thompson
Kathleen Ann Lombardo
Rahier Rahman
Rob Kmetz
Lori Smyrl
Guy Gilchrist
Suzanne Burkholder
Emrys Kim
Jerome Hannon
Jared Buswell
Amitabha Lahiri
Tracey Hemphill Wright
Todd James
Susan McDonnell
Alfred Starnes
Hector Medina
Lisa Foote
Danica Porter
Jeff Haas
Noemi Haro-Williams
Daniel Spear
Christa Nash
Claire Dawn Marie Gittens
Susan Webb Evangelatos
Robert Sanchez
Therese De La Cour
Dr Jeremy R Unwin
Mohamed Bitar
Michael Hanlon
Ariel Lebrun
Lia Stephanie Lew
Aasim Diggs
Phakkhaphan Chankhruea
Gary N Hauger
Mark Ernst
Elaine Roberts
Dean Paris
Mark Fox
Anthony Shea
Ernest Harry Musasa
Amjed Atallah
Gevian Dargan
Aaron Gardner
Richard K. Simonds
Lim Em Hong
Renata Mestrovic Blagajac
Ozgur Soy
Per Lindforss
Franziska Pfaar
Nicole Steinbach
Seneca Malcolm
Misa Popovic
Nina Himes
Faustina Iroha
Jay Shindell
Juan Arias
Dave Palmer
Andrew Peng
Angelique Ligtvoet
Eric Crowe
Shehneela Ehsan
Canek Cambray Herrera
Tamir Shragai
Gerald J Maze
Alessandra Cerra
Begona Gomar
Javid Ahmad MIR
Fabian Roobeek
Nairyn Soghomonin
Ethelannette E Malon
Edward Obodo
William Gray III
Oguz Kamburoglu
Paul William Aldrich
Zoe Currie
Paul Berry
Esben Zeegers
Maria Luisa Gomar
Celal Unal
Craig Lombardi
Erika Dominique Baltazar
Elizabeth Cartledge
Geoffrey McNeil
Stephen Sauer
Reynaldo Abdon
Charles Chiu
Mehul HIRANI
Garry Martin
Jonathan Dickey
Dan Chukhvanov
Diana Chang
Evgenii Elesin
Jonas Fjelding
Ibrahim Yusuf
Bryce Beattie
Sandra Nasca
Martin Forgac
Chantal Williams
Christopher Skrabak
Clive Harold Abbott
Cadence Calvert
Liling Tan
Andras Petranyi-Szell
Zaid Irshaid
Max Simons
Anna Azarova
Radu Craciun
Peter Camperos
Matty Mitchell
Jonathan S. Jimenez
Jules De Pauw
Mikhail Ignatov
Ethan Wilder
Michael J Matney
Brian Dowd
Dane Brown
Terrence Smith II
Ho Wei Eang
Maria Jamela Misa
Paula Becker
Stephanie "Jupiter " Holm...
Eric Smith Vintner
Stanislav Razumov
Yousef A Alohali
Lisa A Gabhart
Thomas Dumas
Anna Hyles

Michel Robertson
Dean Smith
Todd Schott
Zahn Paul Yu
Lyna Ti
David Madieros
Thomas Schmidt
Michael Collins
Elaine Torres
Cordenay FRANKLIN
Joseph Randa
Roberta Lorenzo-James
Heather Lane
Russell S Powell
Norman Chetcuti
Punam Bean
Alexis F Gallimore
AJ Claessens
Clarence Rudolph
Dahlynn McKowen
Christian Fisher-Starzynski
Christine Souza
Monica Chadwell
Hoan Nguyen Ngoc
Tesherra Boxley
David Stewart
Sandra Van Fleet
Christina Phillips
Melissa Panter
Scott Fosse
Kurt Lange
Michael J Garcia
Grace Carter
Jacqueline Gebbia
W Kim Colich
Jordan Raynor
Sylwia J. Posadowska
Tracy L. Newman
Jason Bryant
Terry Lynn McCall
Eric Matos
James Donovan House
Prakash Varkey Cherian
Mario Maselli
William Alford
Nicholas Desrosiers
Claudia Wolfkind
Laura Marie Nucho
Laura Lopez
Andrew Cuaron
Andre Holden
Terralee Michele Thornhill
Nicholas Tubbs
Bhushan Arekar
John C. Dixon
Samantha Isabel Erazo Re...
Jerene Norwood
Christie Okoroafor
Ysem Zairam Taguiam
Alexander Guo
Steve AxSell
Michael York
Don Palumbo
Deshon Brown
Peter Isler
Roman De Lion
Carly Smith
Dr. Douglas V. Nance
Staci Buell
Barbora Smutna
Marilyn Amirkhan
Jordan Mallow
Deandra Ferguson
Oluwaseyi Amao
Marie Antoinette
Cynthia Bernice White
Ng Kah Mun
Andrew Smith
Raymond Carrier
Kara Greene
Cristina Fantozzi
Eric Hunt
Gina Cardazone
Sergio Quintero Jr
Sidhi Shah
Handoko Chandra
Ana Amengual Asa
Axel Masters
Alexander Xavier James
Nathaniel Peace
Prajit Adhikari
Kevi Longueil
Scott A Sanok
Muhammad Abdullah Adli
Lubomir Kana
Jose Mauro Pinto
Corina Stan
Marisol Meza Frias
Gabriel Littleton
Aruneshwar A Singh
Heather Kraus
Petro Psomotragos
Hector Cabrera
Trent Baker
John Long
Tammy Weiss
Jordan Anderson
Ahmed Ghaith
Ciproan Florea
Lauren Marshall
Maryam Starchild
Cody Chlebowski
Luis Manuel Verbera
Wenny Lirie Kalil
Alexander Bashiri
Michael Dooley
George Papantonopoulos
Carlos Gonzalez Rodriguez
Kevin McShane
Dana Houck
Carlos Maruri
Mapaulina Cabugao
Richard Pannier
Judith Schuessler
Sakinah Said
Charlotte Rogers
Wilmer Jeam
Kilian Van Hasten
Eric McGregor
Chris Guerrette
Christopher Weber
Lars Richter
Garrett Ho
Scott Blandford
Neil Beran
Jessica Weyman
Benjamin Stephens
Richard Doeren
Goutham Reddy Cheerka
Lily Baxter
Dariana Francois
Abraham Nesbitt
Verrion Wright
Michelle Davisworth
Alshaghab, Mahmoud Mo...
Tom Petitclerc
Andrew Parks
Russ Banks
Doron Ben Natan
Vishal Murthy
Zach Pemberton
Sergei Senkin
Nichole Mace
Ashley Jean Remy
Cristina De Blas Dilla
Yuna Diane Kim
Kenneth McCormick
Lafras Behrens
Gina Johnson
Jennifer Rose U. Chau
Justin Reiter
Bartosz Wawrzycki
Robert Thompson
Alexander Phan
Joshua Cooke
Ruth Perry
Prashant Das
Adam Shephard
Salahuddin Avicenna
Font LIONEL
Richard Taylor
Edward Bush
Akah Nnani Ezediaro
Scott Montgomery
Manuel A Donesa
Lucia Brakenhoff
Cindy Sturtz
Samer Zainal
Kenneth Odumah
Rita S
Adrien Dumas
Thomas Gonzalez

Katy Wilson
Andrea Torres
Jonathan Fillmore
Tim Sexton
Marjorie DeHey
Tula Eriksson Turtiainen
James Evans
Valerie Del Campo
Jeffrey Parker
Cestmir Benes
Kristina Johnsen
Brent Silveria
Emily Jones
Angela Walsh
April Helton
Sean Dageforde
Hong Xie
Michael Hohl
Lee Harris
Jonathan Malski
Katheryn Herron
Delia Licon
Zeina Zaher
Azlan Raj
Claire Davalos
Jonathan Vosburg
Dan Halsall
Clary Urbita
John Paul Kim
Andrea Muller
Gilda Ferrara
Macreena Cress
Mark And Mario
Se G
Joe Antrum-Russell
Davide Tognon
Adam Krause
Trishia Haahr
Zaira Xitlalitl
Ronald Vega
Sanjay Budhan
Audrey Lee
Grace S Gonsalves
Christopher Robert Ryan
Exequiel Ang
Charlene Kelly
Varadharajsah Gajapathy
Steven Wagner
Steven Rabinowitz
Blaine Dotson
Ryan Sean Carrigan
De Jon Hollaway
Shannon Balangue
Ryan Wakefield
Stephen Hang
Rosalind Vega
Yi Lin
Vickie Collins
Chad Romo
Karthikeyan Gopal
Theo Fong
Diane Elizabeth Logsdon
Richardt Johan Loots
Myra Howard
Jon Ciano
Breanna Collins
Yinet Maldonado
Jeff Jenkins
Alex Dakos
Fabian Guiza
Sarah Greenwood
Laurel Smith
Andrea Ruiz
Moneerah Alassaf
Garry Mclaughlin
Jeff Spanos
Vincent J. Noe
David Anderson
Eric Mabo
Ria Bulthuis
Kimberly GARTH
Blake Beynon
David Morales
Giselle Lumas
Majid Abdulghaffar
Kirk Edwards
Megan Planer
Juan Jose Cabrera
Mun Yee Siow
Christian Staats
Hajnalka Reon
Fabrizio Iacobucci
Salikou Mounir
Davide Vocale
Sandy Toth
Kairi Foster
Robin Ruiz
Susan Thomas
Debbie Pryse
Katharine Ray
Lisa Ann Wilson
Gina Roche
Maxence ROBARD
Saskiha Hoyte
Erick Lopes De Souza
Rebekah Alcantar
Wahyu Nugraha
Rodney Frank
Binh Vo
Michael McClain
Kevin Pothoven
Marcelo Cacho
Philip McQueen
Riley John Reinhart
William Rivera
Olugbemiga Aiyegbusi
Jesper Oliver TEUCHLER
Nikolett Molnar
Daniel Rothblatt
Corey Geary
Erlinda Deta
Ethan So
Anthony Lim
Scott Holmes
Rajneesh Mehra
Brad Van Geest
Karim Rizk
Todd Clark
Mischa Van Loon
Amit Bansal
Kevin Johnson
Frantz PetitFrere
Scott Hansen
Katherine Bell
Christian Dinglasan
Joseph Cautilli
Kim M Peterson
Sebastian Gonzalez
Eva Fornos
Evita Ballen
Ruben Arnauts
Haris Alibegovic
Neo Zhi Jie
Charlotte Horne
Ravi Patel
Zach And Ashley Mulkey
Priti Agarwal
Carolyn Oliphant
Mark Salisbury
H.A.J. Mehr
Asia Cybulska
Kathleen Halm
Harry Osula
Robert Mc Donald
Kimberly Klein
Chris Jones
Jose Benga
N.Sinan ERGUVEN
Tudor Danes
Lee Gramling
Danielle Hope
Ingrid Colon
Bethany Cardwell
Peter Nils Moum
Mohamed Sherif
Amanda S. Jimenez
Siri Tupurani
A.J. Juson
Alicia Yong
Minjiba Cookey
Beth Raines
Quantavius Brumfield
John E Curzon
Lydia Antonini
Jonathan Reynolds
KING SWAG
Marko Dimitrijevic
Angie Lai
Rosalie Vallesterol
Conrad Smit
Juliano Castro
Ian Bernal

Adam Fundament
Katherina Borve
Kleah Zara
Daniel Rodriguez
John Andrew
Elizabeth Mckaskle
Phillip Triantafillou
Archipela Go
Cherylyn Victorio
Ashley Wright
Stephanie Hunsaker
Sujoy Sarkar
Lisa Illowsky
Kervin Lacson
Shemaar Williams
Phoebe Ky
Michael Kilmer
Kassie Sicat Aispuro
Holly Ann Burt
Jeremy Ryan Seppi
Denise Risley
Maegan Anders
Imran Alkhairy
Brian Bollinger
Deann Bonelli
Latoya Clinton
Joe Koenig
Laura Halsall
Lyra Stewart
Lisa Onyon
Alsen Chanamuto
Heidi Harris
Chris Petitclerc
Sergio Medina II
Kaitlyn O'Connor
Anne Marie Yusko
Justin Rizzo
Tamisha Finley-Mitchell
Lynne Bonsignore Yilmaz
Rodrigo Hurtado De Men...
Kyle Kittell
June Evans
Glenn F Burger
Lisa Smith
Dayanna Rodriguez
Bryana Johnson
Michele Perna
Ryan Masset
Roy Bishop
Nick Miller
Rhonda Breshears
Phillip Eugene
Ben Levin
Lois Martin
Loes Elisabeth Roos
Josh Baesler
Heather Michelle Whitney
Michael Kelly
Ruben Hung
Steve Trejo
Mary Katherine Starnes
Jennifer MILLER
Joe Sanders
Robert Mann
Roxana Midori Pinillos Ter...
Brian Curl
Carlos A. Gerodias Jr
Charlene Turner
Juan C. Moreno
Daniel Aguilar
Amy Fredlund
Hector Tijerino
Kathy Lengyel
Suzanne Wieringo
Jordan Mallow
Brian Kenyon
David Emrick
David Rajan
Rossana Velez-Rodriguez
Christopher A Brushett
Brett Biddle
Vince Gonski
Justin McKibben
Sara Hasslof
Anthony J. Hunter
Leticia Walker
Erick Eaton
Jermaine Cox
Jose Milchiel Gastador
John Lee
Rudy Parfaite
Luke Freedom Hansen
Dominick Wright
Arianna Dongu
Chau Hoang
Tanya Shaeffer
Salvador Chavarria
Leonardo Sanchez Gomes
Siddharth Vashist
Miguel Roldan De La Rosa
Erick Jovan Garcia De La ...
Perye Bentley List
Anna Turley
Anissa Kirkling
Benita Heitmann
Shelby Tedder
Cody Reed
Ellen Blair
Jonathan Tran
Boaz Ben Dov
Whitt Algar
Naser Ali
Mohan Karri
Marwa Makarem
Polina Cherkasova
Darryl Cheung
Don L Shine
Tracy Maxson
Jeffrey Allen
John Salgado
Jessica Moreno
Lloyd Abdelnour
Eric Weigold
David Kuehl
Peter Chrustowski
Michael Avena
Solbjorg Gudny Solversd...
Jari Vikstrom
Natalie Tobias
Paul C
Barry Haines
Chloe Lauter
John Studenka
Brandy Celeste Portillo
Timothy RANSON
Tad Butler
Eugene Gilbert
Pablo Trehin-Marcot
Scott Petitclerc
Shayne Uluitoga
Renee Roy
Heidi Neunhoffer
Mayyas Msheik
Monika Riedel
Frank Riehl
Ruth Kluvia
Jared Holmberg
Jodi Menard
Francien Delgado Alvarez
Heather Jump
Fahd Albashir
Emily Thoroughman
Comfort Belford
Thomas B Pickell
Richard Kenney
Azaria Bailey
Joshua Fradley
Julia Casey
Rosie Mayes
Ethan I Rogers
Doug Parks
Cecilia Mote
Jezzette Harmon
Kriti MALHOTRA
Kayla Ricker
Christopher Hilton
Robert Shapiro
Sarah Graham
Alex Santos
Rakesh B SASVIHALLI
Abby Attard
Melinda Pajak
Dove Hutto
Barbi Brown
Joel David Gonzalez Sanc...
Isoa Tauribau
Charlotte Williams
Grega Antolin
Raman Sundararajan
Isrrael Rosa
Laura Truong
Travis Rinehart

James Williams
Kate Styer
Katharina Carrapatoso Ga...
Angelito Ramos
Benjamin Tan Hong Zhi
Harald Ericson
Karin Kilgus
Adam Mitchell
Ean Lake
Andrew Goolsby
Glenn Justin Price
Anna Lopiccolo
Laurel Dahlen
Dj Petcharamuk
Stephanie Galvan
Kelly Nan Wagner
Jason DeVinney
Alicia Merritt
Alyssa Parsons
Allison Ridener
Michael Carter
Guilli Garcia
Arianna Razo
Andrew Ii T. Gawidan
Daniel Villarreal
Betsy M. Martin
Logan Uber
Albert Liwoso
Cristina Lopez
Gary Sohmers
Tatyana Smith
Constantinos Michaelides
Mary Pat Kanaley
Hiten Patel
Scott Creswick
Grecia A Garcia Lugo
Stephen Arnold
Dona Goodrich
Shashi Shekhar Deogam
Scott A Kessler
Beth Wahba
Donald Jones
Ernesto Nieves
Nathan Fisher
Troy Binas
Mikey Wong
Katie Coomer
Paulo Buchuk
Aurore Coutelier
Jose Renato Haas Ornelas
Gwen Rothrock
Russell A. Yagel
Leila Milton
Frederick Allen Sherman Jr
Aiman Akhtar
Dana Pawlak
Wendy Danhouser
Bennett Amodio
Tal Rachleff
Peter Lee
Christian D Bennion
Maria Bethlehem Pal-laya
Craig D Sowers
Richard Strieck
Maria Guizella Ramos
Kenneth Holm
Ben Krieger
Kim Winberry
Gina Nemo
Nate Lombardi
Sean C Kirce
Keisha Jackson
Jacques Kloppers
Clyde Ray List
Alexia Ramos
Scott McDonnell
Jeffery Cook
Ethan Nevidomsky
Sophia Lee
Ryan Gardner
Karina Bautista
Jose Gutierrez
Gabriel Uriarte
Camille Dagal
Thomas Barrett
Joseph Anthony
Rudolf Greger
Carissa Pelletier
Edgardo Montes De Oca ...
Peter Mom
Adam Klebat
Makeda Williams
Elizabeth Alcott
Feras ALTURKAIT
Vincent Constantino
Desiderio M. Marzo Jr.
Tim R Austin
Martin Wasswa
Michael Berthold
Ashley Bratcher
Nicholas Foster
Darrell D. Harris
Emma Turley
Abdulla Alzaabi
Julemar Combate
Isabel Contreras
J Cody-robertson
Nidia Carvajal
Stoyan Damov
Ben Swallow
Ali Fakih
Boussemart Cindy
Danyaal Dawoodjee
Dmitrij Krutalianau
Zach Schreiner
Arunkumar Duraiswamy
Stephen Caruso
Rory Thomas Madigan
Libby Shani
Jason King
Ella Westbrook
Bruce Houck
Bernadeth Waworuntu
Rebekah Stone
Woo Joong Kim
Amna Shahbik
Jeffery Fay
Mariam Awada
Anthony D'Agnenica
Joseba Berrondo ARBEL...
Charity Santos
Milan Kovacev
Niki Alexander
Danny Mathis
Anitha Ginne
Aaron Wall
Jeff E Cox
Lenin Torres Valverde
Victoria Wingett
Ron Bivas
Lester Chua
Lasitha Gunasinghe
James Walker
Anthony Suen
Benjamin Chambers
Pierce Luke
Ashwina Kirpalani
Don Kelly
Gregory Balkcum
Savannah Arias
Sherman E Budden
Esperanza Segarra
David Allen Duggan
Matthew Alexander
Mariela Yanel Lopez
Ryan Jones
Tik Man Yuen
Mary F-O
Omar Cespedes
David Fuller
Maximiliano Keller
Ng Blazel BELGIRA
Andrea SCHLAGEL
Abiodun Omotoso
Maria L Nix
Devard Saunders
Pearly Tan Su Ping
Kristina Brace
Genevieve Picarra Afonso
Tim Allen
Zachary A. Cogburn
Iain George MacKenzie
Ang Wei Jie
Gaytien Sang
Steven Comrie
Chad Yalung
Joe Patterson
Goh Cheow KAT
Clemens Birsak
Linel Cheong
Jonathan Dunston
Rebecca Oliver-Palanca

Wellington Dong
David Tapie
Serge Milstein
Larry Rowe
Pierre Gremaud
Gene Downing
Brent McCown
Michelle Nolen
Kelly Wong
Brian Warren
Kahiah Allen
Denise Thurman
Josue Toruno
Concetta Williams
Cassandra Bullock
Mitchell Elder
Russell Kennedy
John Slack
Kimberly Grice
Michael Morris
Patrick Chan
Jill Kassander
Jennifer Kagel
Danielle Hutchinson
Michael Mayers
Keith Hamd
Rachel Glover
Renee Billings
Gilbert Torres
Eric Baldridge
Doug Bain
Alexandra Gallardo
Rachel Proper
John Horoszewski
Courtney D Campbell
William Voegtle
Janet M Stevens
Will Geffen
Jl Briggs
Fernanda Aiub
Karen Driver
Manoj Kunchala
Christian Bjerre Nielsen
Monica Zavala
Dorothea B. Wallace
Gregory Duane Lester
Hirofumi Jinno
Ronald Theriot
Renato Fuentes
Nicolla Hackshaw
Joanie Barnes
Alisha Freeman-Rembert
Tim Krajewski
Justin Owens
Krystal Marie Walthour
Len Holland
Roger Alan Gemberling
Joshua Haas
Julima Seymour
Sarath Chandra Kumar Ja...
Ken Geary
Katheryn Radcliffe
Mike Kuettner
Brant Moon
Damond Fudge
Melanie Carey
Markee Baskerville
Scott Ramsay
Dorran Godfrey
Lorena Alvarado
Erin Kinne
Ted M. Young
Rita Rohini Joshua A Mut...
Elena Fuan
Marvin Espinoza
Scott M. Sidner
Paul Adamberry
Jimmy Shah
William Neddersen
Sumardy Sumardy
Anirudh Ahuja
Mark Mascaritolo
Rudy Santos
Tom Hall
Kenny Sammut
Matthew Angorn
Chong Loong Wang
Chelsea Kwoka
Joanna Gorczak
Robert Miller
Kevin Bell
Ali Salem Albisher
Nemanja Divjak
Antonio De Jesus Munoz ...
Dean Soundy
Troy BRYANT
Adelle Dillaway
Elvin Quitugua
Kevin Young
Jason Ng
Karen Bunner
Riccardo Diana
Sertan Aygun
Braulio J Gonzalez
Leila Rose-Rosette
Serina Murphy
Ahmed Akram Anwar Kar...
Bhavin Patel
Chayathorn Purungrit
Georgy Stolyarov
Emeline Niu
Christopher Huynh
Dennis W. Berry
Vernell Allen
Den Moss
Antonio Alejandro Sanch...
Michael Rush
Heidi Levine Gonzalez
Stefano Redolfi
Michelle A Hutzler
Daphne Louise Randall
Sergio A De La Cruz Valdi...
Anthony GRIFFEN
Doan Thi Bich Thanh
Sean Chiew
Venu Menon
Adam Castillo
Fraser Karhunkynsi
Kajal Bhagat
Daria C Jiles
Patrice Chambers
Jack Smail
Ronald L Sowards
Leslie Nelson
Vickey Crawford
Susan Hartmann
Jennifer Allison
Srinivas Katta
Rajendra Desai
Charlotte Standaert
Craig Rozelle
Vladyslav Nesmiian
Laud Duncan
William Orchard
Felix Manford
Colin o Brien
Noel Herrmann
Kaitlyn Robrock
Wyndham Batton
Paula Ann Martin
Sujith Sebastian
Ben Lutz
Capable Cook
Nicholas Perpiglia
Edward Arseneault
Jessica Snelson
Ilja Nevdahs
Xavier Cruz Pagan
Robert Nacher
Nathan B
Jeff Stafford
Connor Brown
Jemuel Lickers
Nancy M. Silva
Alberto Rafael Rodriguez ...
Matias Schapiro
Omar Mohamed Khaled F...
Luis Perez-Casanova
Vijay Sharma
Bankole Segun Dele
Del Gann
Lesley Mackenzie
Michael O. Myers
Marius Lee
Eric Johnson
Erik Naufok
Gabriela Almeida
David Johnson
Martin Yan
Pd Curasi
Ruth Campbell
Jennifer L Herron

Danny Kadomsky	Dwayne Ferguson	David Evans	Steven Barr	Tung Vu Dang	Lynda Queamante	Nicolas HA
Mohamed Ibrahim	Ronel Delva	Doug Freemyer	Radames Barreto	Jason S Harkins	Marco Guardado	Olajide Aboderin
Tiese Aboderin	Paul Lee	Tiwalola Ashebu	Jose Carrillo	Tomilola Aboderin	Kobie Johnson	William A. SALADINO
Soheil Hosseini	Domagoj Znidaric	Jack Scott	Ferdinand Englaender	Jaimee Ruth Ligan	Jonathan Musango Kayeye	Brian Sydnor
Patrick Roman	Juliana Garrido Brambilla ...	David Connor	Samee RASHEED	Shobeir Shobeiri	Michael Rios	Praveen Kumar Arumugam
Shannen Martin	Elric Templin	Andrea Reed	Mary Beth Lee	William L Rogers	Matthew Bell	Stephan Urlaub
Alisha Christian	Michelle Chen	Marcos Pizarro	Karen Yap	Alexander Tragellis	Feras Gharfeh	Maya Gharfeh
Tamara Alyssa Ramsey	John Cook	Paul Simon Go	Russel Wall	Patrick Harrell	Omar Taha	Jhersand Terre
Yvonne Davis	Janice Du-Bois	Patrick Bolen	Sharif Alnatour	Jason Gray	Rujipas Kansuwan	Ric Jose Napigkit
Thomas Daugbjerg Madsen	Jerome Boykin	Anthony Hahn	Alexis Thomas	Fei Efendy	Chriseni Pulse	Orlando Rios
Kelsey Kecherson	Yeshwant Joseph Joy	Lisa Feigl	Freddie Rodriguez	Roland F. Aragon	Lorena Sandoval	Julia Caruso
Sorawit Wanitwarodom	Faith Reyes	Paul McCarthy	Stanley Nkem Nwaturuoc...	Renato Schmid	Ron Bradley	Darmin Richards
Andrew Craig	Mohammed Saeed Dahda...	Rhys Bartholomew	Robert Woodward	Cc Ramirez-Forghani	Andre M Du Plessis	Phillip Sanchez
Muhammad Asif Ulfat	Corey Stisser	Steven Mikajewski	Eileen Cruz	Tang Chung Hwa	Vipin Agrawal	Caius MARIES
Noaf Al-Najjar	Juliette Merle	Jordi Escude Godia	Mark Arian Jason Jocson	Alex Khaw	Dan Kayeye	Shelby Sandberg
Abdulrahman Alshatti	Dogen Eyeler	Dino Odobasic	Allira Cornell	Karl Christian Husell	Jackson Godwin	William Clarke
Matej Delic	Goran Markovic	Larry C Johnson	Mr Chetan Rajanwal	Wiendy Widasari	Ong Pang Hee Aaron	Neil Meyer
Massimiliano SECONE	John Love	Benjamin Libbrecht	Neville Caruana	Abdul Karim Babatunde ...	Bernadette C. Jones	Phillip Newell
Nicholas Swadling	Thomas Hiensch	Ricky Adiputra	Sanjay Pinnock	Marwan Abdelhalim	Arturo Muscaria	Harry Seggu
Joel Jr Bucog	Shirley Tan	Jone Donovan	Karalyn Shoemaker	Dercio Edson De Celestin...	Harold Paulo Bautista	Juan Ignacio Blanco
Ryan Burwell	David Purdy	Charles Root Jr	Linn Htet Maw	Kaitlin Sowa	Leon Leong	Andrew Gangone
Brian Tohill	Adrian Bisnath	Jonathan Lum	Orrin Ogumoro Pharmin	Saeed Alshamsi	Charles L Floyd Jr	Joseph P Crotty
John Schaaf	Zhenyu Ferguson	Nilav Sebastian	Finantify Oy	Angela Sifuentes	Annette Schwall DANNU...	Cindy Fix
Joan Riba Pellise	Maxwell .O. Ehonwa	Lauren Penny	Praveen Avil	ANTONIOS MANOLARAK...	G. Allen Black	Kristin Kowalczyk
Mladen Mirovic	Elizabeta Z Jovanovska	Logan Ganshirt	Anton Marino Stefansson	Lucas Lim	Donald Kudler	Kyser Tan
Nikola Nikov	Robert Puckhaber	Rola Abi Kamel	David Katralis	Stephanie Smith	Marcia Lane	Brenda Penny (Krummeck)
Shane Fortin	Tad Davis	Luard Laas	Praveen Alinkeel	Ryan Bangerter	Eduard Torosyan	John L Salisbury
Teck J Yeo	Adriel Ruda Henrique Og...	Marcus Zwengel	Liu Yueh Mei	Jesus Javier Guzman	Hemal Bhana	Sharmila Melissa Yogaling...
Elizabeth Bianchi-Rossi	Maria Jacobo	Michelle Samuels	Victor Riba	Tracy Lewis	Jonathan Coates	Leanne Frost
Lucas Gouws	Heidi Heintzelman	Johan Orrego	Tomiwa Olu	Yorjan Arley Hernandez S...	James Braun	Amanda Lund Rasmussen
Deborah Stevens	Lauren Cobb	Jandjr Happy	Vraj Shah	Kenneth Dean	Rachael Tarfman-Perez	Edward Githure Mungai
Torin Westenberger	Reide Frakes	Franco Parente	Edith Barr	Melissa A Balcazar	Wendy Crauwels	Shannon Brice
Elizabeth Dean	Kenneth Allen Cohn	Justin Yarrow	David S Morgan	Claudette Whittingham	Christian Bendixen	Christina Weber
Francisco Sanchez	Morten Kjærhus Jorgensen	Vanielle Brown	Joshua Murdough	Kevin Barber	Kristi Lestman	Azadvir Singh
Mohammad Alhathran	Joseph Weaver	James Rush	Charles Ndambuki	Sandra Vance	Sandy Weber	Kwasu Kanchok
Julian Alberto Beltran	Ossi Ilari Hylkila	Quinton Harris	Manish Shah	Genadi Georgiev	Khalid Fleming	Claudius Buser
April Kelly	Adam Sztachanski	Chinedum Chijioke	Elena Tsakiroglou	James R Waddell	Thomas Schutz	Andrew Ware
Martin Price	Elroy Bethell	Vladimir Aleksandrov	Jon Handley-Collins	Philip Huetson	Samad Mughal	Damilola Abodunrin
Ju Kim	Mik Kaing	Taylor Kowalczyk	Christian Silva	Sander Van Zuidam	Omar Mazen Adi	Kameron Dover
Amanda Candler	Eric Strand	Michelle Visent	Stephen H Quinn Jr	Joseph Hobeika	Rita Cassiano	Ogbadu Valentine Ebejiore
Ghazwa Alhasan	Mary Curko	Christopher Anderson	April Niebel	Sara Alhtahran	Norbert Robert Ponauer	Martha Shireen Haas
Tamara Anna Cornelia Sk...	Roberto Downs	Karen Douglas	Charlotte Brookes	Reapi Waqalenisau	Lauren Lee	Saif Alqubaisi
Tyson Post	Breaun Harrod	Shaun Potter	Mohamad Zulkifli	Ho Pun	Huan Li Sia	Michael Curran
Akinyemi Aduwo	Alexander Alstock	Earl Weiss	Justin Kelly	Aaron Mendelson	Erika R Carson	Melissa Housden
Amanda Frantz	Sharon Dowdell	Dj Petcharamuk	Kinni Akpabot	Tanja Dietz	Jacqueline Solinsky	Lynsey Ray Nix
Jawara Shelton	Valerie Del Campo	Kris Bennett	Issac Graham	Cody O'Brien	Christina DellOsso	James Hughes
Antoinette Vera-Martinez	Kristyna Krbcova	Mahmoud Umar	Pamela Darley	Roger Barkley	Ryan Golden	Angelito Ramos
Amber White	Brian Anderson	Matthew Nickerson	Vinda G Robison	Melissa Link	Heather Lane	Marc Desmidt
Keith Moore	Khalid Birdsong	Dean Spurr	Karon Walls	William Rivera	Sada Garba	Garrett McMartin
Abid Jamani	Ervin Figaroa	Darin Shea	Uku Leili	Jan Davies	Sasha Hercik	Krystle H
Alaina Davis	Karen Forkish	Ariel Thurston	Nino Kurtsikidze	Barry Iyengar	Obashola Dele-Oni	Nicole Blanco
Sheila Frantzen	Ezequiel Terol Rivas	Mark Bernard	Chris Winget	Gustavo R Murillo	Seth Prestwich	Janina Pettiford
Sean Mullan	Amro Amar	Alexander Lee	Vivian Osmundson	Nathaniel Singleton	James McDonald	Alicia Reynosa
Lim Yin Shuang	D Shawn Carter	Kyle Anderson	Azzaya Gantulga	Alexander Ramirez	Shannon Schroeder	Michael D DuBerry
Hollie McNabb	Mohammed Amin Malek	Desiree Wong	Alison Whittington	Gill Gonzalez	Mary Beth Harmon	Vanessa Anderson
Laurie Sawyer	Ana Martin	Corin Watson	Steve Kropp	Traci Considine	Nelson Flores Jr	Victor M Richiez
Krystal Waters Howard	Justin Anderson	Ernesto Maristany Pineyro	Catrina Jordan	Zenobie Purnell	Arieann Cook	Patrick William Considine
Avian Anderson	Garry CHAN	Elissa T. Purnell	James A Crevani	Brooklyn White	Oyekunle Oyekanmi	Sophia Louisa Lee
Nieves Godinez	Ricardo Meza	Jordan Maiver Parel	Adam Mendoza	Christian Rios	Christopher Gregg	Isaac Torres
Eric Daroca	Rosa Marina Gomez AVEL...	Orestes Alejandro Gomez...	Maria Eugenia Galina Juar...	Shirley Thompson	Helmut Franco	Lerisha Duffy
Erika Johnson	Daniel Rutherford	Alexandra Hernandez	Vanessa Duarte	Clinton Wee	Belinda Robinson	Amy Tarleton
Elena Ceballos	Gabriel Walter	Liliana Rascon	Benjamin Jay Whimpey	Susan Bernard	Juan David Gallego Arango	Ellie Lenz
Cormac Rowe	Rob Freer	Jennifer Turley	Madonna OLAGUER	Renald Jean-Philippe	Spike Brandt	William Maldonado
Brian Scott Walters	Guillermo Velasquez	John Sherby	Tushar Sharma	Trudy Bullen	Madison Considine	Marissa Parsons
Jennifer S. Bolito	Brian Ching	Sean Harrington	Aziz Haroon Gajia	Tammy Arfaoui	Austin Berns-Morris	Noe Vasquez
Jack L Considine	Dolly Avalos	Samuel Welsh	Deborah L Griffin	Kristi Flake	Eduardo BLANCO	Patrick Murray
Sean Streeter	Ben Paul	Mavis Ng	Arisa Shiraishi			

Thank You!

From the Pencilish Animation Studios Team



Tom Bancroft

CEO



Ash Greyson

Co-Founder



Ming-Na Wen

Advisory Board Member

Ming-Na is an actress with many film and TV credits. She is best known for her starring role as Fa

of S.H.I.E.L.D, and the Star Wars series The Mandalorian.



Steve McBeth

Advisory Board Member

Fortune 100 executive, Steve has 25 years of leadership experience at The Walt Disney Company &

responsibility for Consumer Products Division in North America



Tony Bancroft

Advisory Board Member

Over 30 years in the animation industry. He created Pumbaa the warthog in "The Lion King" and

Film "Mulan". Lead Animator on Warner Brother's New Space Jam.



Aaron Blaise

Advisory Board Member

Disney Director, Writer, and Animator. He joined Walt Disney Feature Animation working there

Director for the Box Office Hit Disney Film "Brother Bear".



Christopher Joe

Advisory Board Member

Vice President & Chief Compliance Officer at AIG Life & Retirement Funds. Christopher has a demonstrated history of working in the investment management industry and is experienced in Options, Asset Management, Securities, ETFs,



Jason Brown

Advisory Board Member

Jason is currently the CEO of Called Higher Studios, Inc. He has produced feature films that have been distributed by Netflix & Walmart & founded a production company that created over 300 hours of network television.

and Equities

Details

DIRECTOR	OCCUPATION	JOINED
Tom Bancroft	CEO @ Pencilish Animation Studios, Inc.	2020

Officers

OFFICER	TITLE	JOINED
Tom Bancroft	Treasurer President CEO Secretary	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Tom Bancroft	1,722,000 Class B & Class A Common Stock	74.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2021	$2,192,962		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Name	Ribbow Media Group, LLC
Amount Invested	$333,000
Transaction type	Other
Issued	12/31/2021

Name	Called Higher Studios, Inc.
Amount Invested	$30,000
Transaction type	Loan
Issued	11/01/2020
Outstanding principal plus interest	$0 as of 05/2022
Interest	6.0 per annum
Maturity	10/31/2021
Relationship	Called Higher Studios is controlled by a majority shareholder.

Called Higher Studios also received a 4% equity participation in the Company's shares of Class B common stock, for a total of 120,000 shares.

Name	Arolucha, Inc.
Amount Invested	$20,000
Transaction type	Loan
Issued	05/27/2021
Outstanding principal plus interest	$20,400 as of 05/2022
Interest	6.0 per annum
Maturity	05/28/2022
Outstanding	Yes
Current with payments	Yes
Relationship	The Company loaned $20,000 to a Company controlled by a shareholder at 6% interest deferred until maturity.

The amounts were loaned to fund the creation of an animated series. Additionally, in exchange for the loan, the Company will receive 33% of the revenue from the animated

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	3,000,000	0	No
Class B Voting Common Stock	3,000,000	2,160,000	Yes
Class A Voting Common Stock	3,000,000	1,597,100	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

We have related party transactions. The Company incurred $333,000 in marketing expenses related to its equity crowdfunding campaign. These expenses were paid to a Company controlled by a shareholder. In 2021 the Company loaned $20,000 to a Company controlled by a shareholder at 6% interest deferred until maturity in 2022. The amounts were loaned to fund the creation of an animated series. Additionally, in exchange for the loan, the Company will receive 33% of the revenue from the animated series and other connected ancillary revenue streams, excluding live events and live action television show. This could cause a conflict of interest and may give this debtor influence over our operations and financial stability if we are not able to collect on the debt.

We are a relatively-new company. Pencilish Animation Studios, Inc was incorporated in October 2020. It is a relatively new company, with no history upon which an evaluation of its past performance and future prospects can be made. As of December 31, 2021, the date of our last reviewed financial statements, we had not generated any profits. The Company's ability to continue in the next twelve months is dependent upon its ability to

Investors will have to subscribe to multiple agreements in order to invest in this offering

investors will have to subscribe to multiple agreements in order to invest in this offering.

In order to invest in this offering, investors agree to become a party to the Subscription Agreement with the company, and the Custodian and Voting Agreement with XX Investments, LLC available here https://wefunder.com/legal/custodian (the "Custodian and Voting Agreement"), under which XX Investments, LLC (the "Custodian") will hold title of the securities for the benefit of the investor. The company has chosen to participate in this program offered by Wefunder as a means of simplifying communications with investors and to help facilitate future liquidity. Further, transferees will be required to become parties to the Custodian and Voting Agreement.

In addition to equity financing, we may pursue debt financing and lines of credit that allow us to manage our cash flow and undertake our business plan. With debt financing, we will likely be required to pledge all of the assets of the company as collateral on any loan. By doing so, we risk the lender seizing assets if we default on those loans.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of large public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect that if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements, we will incur additional expenses and diversion of management's time.

No regulator has given their approval of the form of the arrangement with the Custodian.

The company has relied on representations by Wefunder regarding the legality of the arrangement with the Custodian. If during this offering, or in subsequent securities offerings by the company for which require regulatory review, the arrangement with the Custodian is challenged, the company may incur costs to unwind the arrangement by either transferring title to the securities from the Custodian to investors, or by engaging

Custodian.

Under the terms of the Custodian and Voting Agreement, title to the shares in this offering will be held by the Custodian for your benefit. By holding custody of the title to the shares it means that the Custodian will be required to engage in business practices that protect your interests as the beneficial owner of the shares. The shares are not protected by insurance, and it is unclear what protections are available if the Custodian enters into bankruptcy proceedings in which creditors assert rights to shares for which you are the beneficial owner.

As part of the Custodian and Voting Agreement, Investors will grant the Custodian the right to vote their shares purchased in this offering.

The Custodian will vote the shares as directed by a "Lead Investor" appointed by the company who is supposed to represent the interests of investors. This means that investors in this offering will not have the right to vote for the things like the election of directors or amendments to the company's Articles of Incorporation. Instead, that right will be granted to the Custodian, and its affiliate, XX Team LLC.

There is no current market for Pencilish Animation Studios, Inc's shares.

There is no formal marketplace for the resale of our securities. Shares of our Class A Voting Common Stock may be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our Class A Voting Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time.

We may not be able to protect all our intellectual property. We may be subject to claims against us for violation of third party intellectual property rights.

Our profitability may depend in part on our ability to effectively protect our intellectual property, including our trademark and logo, original entertainment content in our projects, and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could

expensive. Any litigation for both protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation. While we generally own the intellectual property in our content or have the rights or license to other content, we may be subject to third parties alleging that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, develop non-infringing technology or otherwise alter our business practices in a timely manner in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. As a result of this type of dispute, we could also be required to develop non-infringing technology, make royalty or damage payments, enter into licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims, any of which could be costly or unavailable on acceptable terms.

Costs associated with, and our ability to obtain, adequate insurance could adversely affect our profitability and financial condition.

We currently secure insurance programs to address our various risks with terms, conditions and costs that are appropriate for our business. However, heightened concerns and challenges regarding property, casualty, liability, business interruption, animated content, Covid-19, Pandemic related issues, and other insurance coverage have resulted from terrorist and related security incidents along with varying weather-related conditions and incidents. As a result, we may experience increased difficulty obtaining high policy limits of coverage at a reasonable cost, including coverage for acts of terrorism, cyber attacks, weather-related damage, pandemics, Covid-19 and other perils associated with our operations.

Natural disasters, such as Covid-19, and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Such events could make it difficult or impossible for us to deliver our products or services to our customers or could decrease the demand for our products and content. They could

provide new services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic and as of October 8, 2020 we are still feeling the adverse effects of the Covid 19 outbreak across the global economy. The full extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, which could last for many years to come, the impact on our customers and our sales cycles, the impact on customer, employee or industry events, and the effect it will have on our vendors and industry, all of which are uncertain and cannot be predicted. The exact impact of COVID-19 disruptions on our overall and future financial condition and results of operations is difficult to predict. The overall impact of this cannot be predicted or foreseen, but it is highly probable that this could have a negative effect on our industry as a whole, and therefore our company specifically, for years to come. The overall unpredictability of public sentiment, fear of gathering in large groups, employment and future disposable income for our intended audiences, the financial health of other companies such as theater chain owners in our industry, and other unforeseen variables all make it very difficult to predict when, or if, our industry will recover from the COVID-

19 pandemic. There is also a risk that in the future something similar could happen again with these, and other unintended, consequences.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We depend on a small management team, creative team, and will need to hire more people to be successful. Our success also depends on being able to retain and continue to recruit key performers, illustrators, and animators, if not the quality and popularity of our brand, product, and intellectual property could decline, which could adversely affect our operating results.

Our success will greatly depend on the skills, connections and experiences of our founders, Tom Bancroft & Ash Greyson. We are also dependent on the relationships of our Advisory Board Members. We will also need to hire additional creative talent and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original and licensed content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions. Our

could adversely affect our operating results.

Our Founder, CEO and Sole Director controls the Company and will continue to do so after this offering. We currently have no independent directors.

Tom Bancroft, our Founder, Chief Executive Officer and Sole Director, is currently also our controlling shareholder. As the majority holder of Class B Voting Common Stock, which gives him 10 votes per share, as opposed to one vote per share for holders of Class A Voting Common Stock like you, he will continue to hold a majority of the voting power of all our equity stock at the conclusion of this offering, and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. Tom's voting power through his ownership of our Class B Voting Common Stock could discourage or preclude others from initiating potential mergers, takeovers or other change of control transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Pencilish Animation Studios, having extra checks and balances to prevent fraud and produce reliable financial reports.

We are offering voting common stock which has one vote per share. We can issue preferred stock without stockholder approval, which could materially adversely affect the rights of common stockholders.

We are offering Class A Voting Common Stock, which means you will have a diminished say in the direction of the Company as our Founder, CEO and Sole Director controls the Company and will continue to do so after this offering, including any material corporate decisions, such as mergers, acquisitions, dissolution or winding up of the company. Our Board may make a decision you disagree with and you will not have a mechanism to change or disapprove of this. Our certificate of incorporation authorizes us to issue "blank check" preferred stock, the designation, number, voting powers, preferences and rights of which may be fixed or altered from time to time by the board of directors. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could materially adversely affect the rights of the common stockholders. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically.

Pencilish Animation Studios, Inc. set the price of its Class A Voting Common Stock. Valuations for companies at our early stage of development are purely speculative. We have not generated any significant revenue, nor do we have deals in place yet to do so. Our valuation has not been validated by any independent third party, and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

If we are unable to build and maintain our brand of animation and animated intellectual property, our operating results may be adversely affected. We are at the mercy of public perception.

Animation and Animated Content has an intense core fan base, but it is very expensive and competitive. The lack of awareness of our brand and projects, among fans who have a large number of entertainment choices, may adversely affect our operating results. We must build and maintain a strong brand identity to attract and retain a broad fan base for our projects. The creation, marketing and distribution of animated content and digital programming that our fans value and enjoy is at the core of our business and is critical to our ability to generate revenues. Also important are effective consumer communications, such as marketing, customer service and public relations. The role of social media by fans and by us is an increasingly important factor in our brand perception. If our efforts to create compelling content, goods, merchandise and/or otherwise promote and maintain our brand or projects, services and merchandise are not successful, our ability to attract and retain fans may be adversely affected. Such a result would likely lead to a decline in demand and viewership of our content and the sale of our merchandise, and in the future, impact our projects, animated series, television and/or film viewership, which would adversely affect our operating results. We may be associated with actors, voice over artists, and writers who are subject to changing public perceptions. The public perception of the persona depends on the social and political climate of the day, of which we have no control over, and personas that have previously been objects of derision may take on social significance that was never intended. Social media enables perceptions to spread quickly, whether accurate or not. This could impact our reputation and, depending on the severity, could adversely affect event ticket sales and our operating results.

The entertainment market in which we operate is intensely competitive, rapidly changing

We face competition for our audiences from a multitude of entertainment choices including, but not limited to, social media, streaming platforms, as well as from other forms of live events, as well as televised, streamed and filmed entertainment and other leisure activities, in a rapidly changing and increasingly fragmented marketplace. Many of the companies with whom we compete have substantially greater financial resources than we do, such as Disney and Pixar. Even among fans of animated content, we compete with televised, streamed and filmed entertainment from U.S. and International companies. For the sale of our merchandise, we compete with entertainment companies, professional animation companies, and other makers of branded apparel and merchandise. Our competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential performers. Our failure to compete effectively could result in a significant disadvantage or financial losses, any of which could adversely affect our operating results.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the

Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a

Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial

and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Pencilish Animation Studios Inc.

- Delaware Corporation
- Organized October 2020
- 6 employees

2020 Fieldstone Pkwy
Suite 900-339
Franklin TN 37069

http://www.pencilish.com

Business Description

Refer to the Pencilish Animation Studios profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Pencilish Animation Studios has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.